EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SiRF TECHNOLOGY HOLDINGS, INC.,

SPARTACUS I ACQUISITION CORP.,

SPARTACUS II ACQUISITION CORP.,

CENTRALITY COMMUNICATIONS, INC.

AND

TEH-TSUNG LAI,

as SHAREHOLDER AGENT

Dated as of June 21, 2007

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2.12	Compliance, Licenses and Consents.	32

2.13	Substantial Customers and Suppliers	33

2.14	Accounts Receivable	33

2.15	Inventory	33

2.16	Banks and Brokerage Accounts	33

2.17	Warranty Obligations.	34

2.18	Approvals	34

2.19	Tax	35

2.20	Environmental Matters	37

2.21	Absence of Litigation	37

2.22	Export Control Laws	37

2.23	Foreign Corrupt Practices Act	38

2.24	Insurance Coverage	38

2.25	Brokers or Finders	38

2.26	No Conflict with Other Instruments	39

2.27	Tax-Free Reorganization	39

2.28	Financial Projections/Operating Plan	39

2.29	Takeover Statutes	40

2.30	No Solicitation	40

2.31	No Misleading Statements	40

2.32	Information Statement	40

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ACQUIRER		41

3.1	Organization	41

3.2	Authority	41

3.3	Issuance of Acquirer Common Stock	41

3.4	SEC Documents; Acquirer Financial Statements	41

3.5	No Conflict with Other Instruments	42

3.6	Governmental Consents	42

3.7	Brokers or Finders	43

3.8	Tax-Free Reorganization	43

3.9	Information Statement	43

ARTICLE 4 CONDUCT PRIOR TO THE EFFECTIVE TIME		43

4.1	Conduct of Business of the Company	43

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4.2	No Solicitation	46

ARTICLE 5 ADDITIONAL AGREEMENTS		47

5.1	Shareholder Approval	47

5.2	Access to Information	47

5.3	Confidentiality	48

5.4	Approvals	48

5.5	Notification of Certain Matters	49

5.6	Additional Documents and Further Assurances; Cooperation	50

5.7	Company Repurchases	50

5.8	Intellectual Property	50

5.9	Expenses	50

5.10	Public Disclosure	51

5.11	Form S-8	51

5.12	Sale of Shares	51

5.13	Blue Sky Laws	51

5.14	Form S-3	51

5.15	Amendment to Option Agreements	51

5.16	Conversion of Company Preferred Stock	52

5.17	Nasdaq Stock Market Listing of Additional Shares Application	52

5.18	Termination of 401(k) Plans	52

5.19	Takeover Statutes	52

5.20	Company’s Auditors	52

5.21	Treatment as Reorganization	52

5.22	Election of Shareholder Cash Consideration; Update of Spreadsheet	53

5.23	Tax Matters	53

5.24	Directors’ and Officers’ Indemnification and Insurance	53

5.25	Certain Employment Matters	54

ARTICLE 6 SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; ESCROW PROVISIONS		54

6.1	Survival of Representations, Warranties, Covenants and Agreements	54

6.2	Escrow Provisions	55

ARTICLE 7 CONDITIONS TO THE MERGER		58

7.1	Conditions to Obligations of Each Party to Effect the Merger	58

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7.2	Additional Conditions to Obligations of the Company	59

7.3	Additional Conditions to the Obligations of Acquirer and Spartacus I Merger Sub	60

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		63

8.1	Termination	63

8.2	Effect of Termination	65

8.3	Amendment	65

8.4	Extension; Waiver	65

ARTICLE 9 MISCELLANEOUS PROVISIONS		66

9.1	Notices	66

9.2	Entire Agreement	67

9.3	Further Assurances; Post-Closing Cooperation	67

9.4	Remedies	67

9.5	Third Party Beneficiaries	67

9.6	Invalid Provisions	67

9.7	Governing Law	68

9.8	Arbitration	68

9.9	Headings	68

9.10	Counterparts	68

9.11	Specific Performance	68

ARTICLE 10 DEFINITIONS		69

10.1	Definitions	69

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Exhibits
Exhibit A	Form of Written Consent
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Employment Offer
Exhibit D	Form of Agreement of Merger
Exhibit E	Form of Second Step Agreement of Merger
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Stockholder Certificate
Exhibit H-1	Form of Acquirer Officers’ Certificate
Exhibit H-2	Form of Acquirer Secretary’s Certificate
Exhibit J	Form of Pillsbury Winthrop Shaw Pittman LLP Opinion
Exhibit K-1	Form of the Company Officers’ Certificate
Exhibit K-2	Form of the Company Secretary’s Certificate
Exhibit L	Form of Orrick, Herrington & Sutcliffe LLP Opinion
Exhibit M	Form of FIRPTA Certificate

Schedule A	Major Shareholders
Schedule 7.3(i)	Key Employees

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of June 21, 2007, by and among SiRF TECHNOLOGY HOLDINGS, INC., a Delaware corporation (“Acquirer”), SPARTACUS I ACQUISITION CORP., a California corporation and wholly owned subsidiary of Acquirer (“Spartacus I Merger Sub”), SPARTACUS II ACQUISITION CORP., a California corporation and wholly owned subsidiary of Acquirer (“Spartacus II Merger Sub” and together with Spartacus I Merger Sub, the “Merger Subsidiaries” ) and CENTRALITY COMMUNICATIONS, INC., a California corporation (the “Company”), and solely with respect to Article 6 and Article 9, TEH-TSUNG LAI, as Shareholder Agent. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10.

RECITALS:

A. The Boards of Directors of each of Acquirer, Merger Subsidiaries and the Company have approved this Agreement, and deem it advisable, fair and in the best interests of their respective stockholders that Acquirer acquire the Company through the statutory merger of Spartacus I Merger Sub with and into the Company, pursuant to which the Company would become a wholly owned subsidiary of Acquirer (the “First Merger”), and, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Spartacus II Merger Sub (the “Second Merger,” and together with the First Merger, the “Mergers”) upon the terms and conditions set forth herein and, in furtherance thereof, have approved the First Merger, this Agreement and the transactions contemplated hereby.

B. It is intended that the Mergers are integrated steps in the transaction contemplated by this Agreement and will together qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

C. Pursuant to the First Merger, among other things, and subject to the terms and conditions of this Agreement, (i) all of the outstanding shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive Acquirer Common Stock and cash, and (ii) all Company Options then outstanding (vested or unvested) shall become exercisable for Acquirer Common Stock, in each case on the terms and subject to the conditions set forth herein.

D. No later than 1:30 p.m. Pacific Time on the date hereof, the holders of Company Capital Stock listed on Schedule A (the “Major Shareholders”) will execute and deliver to Acquirer a Written Consent, pursuant to which, among other things, the Major Shareholders will (pursuant to Section 603 of the California Code) irrevocably consent to the approval and adoption of the First Merger, this Agreement and the transactions contemplated hereby; it being understood that the failure of any Major Shareholder to timely deliver a duly executed Written Consent substantially in the form attached hereto as Exhibit A, will provide Acquirer the right to terminate this Agreement pursuant to Section 8.1(h).

E. The Company and Acquirer desire to make certain representations, warranties, covenants and agreements in connection with the Mergers.

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and the applicable provisions of the California Code, Spartacus I Merger Sub shall be merged with and into the Company by filing an agreement of merger with the Secretary of State of the State of California in substantially the form attached hereto as Exhibit D (the “Agreement of Merger”), whereupon the separate corporate existence of Spartacus I Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the First Merger is hereinafter sometimes referred to as the “First-Step Surviving Corporation.” At the Second Effective Time, Acquirer shall cause the First-Step Surviving Corporation to merge with and into Spartacus II Merger Sub by filing an agreement of merger with the Secretary of State of the State of California in substantially the form attached hereto as Exhibit E (the “Second Step Agreement of Merger”), whereupon the separate corporate existence of the First-Step Surviving Corporation shall cease, and Spartacus II Merger Sub shall be the surviving corporation (the surviving entity, or its successor is sometimes referred to herein as the “Final Surviving Corporation”). The parties to this Agreement agree to treat the First Merger and the Second Merger as integrated steps in the transaction contemplated by this Agreement and for any and all federal and state income tax reporting purposes shall report the transaction as a single “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

1.2 Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to Section 8.1 hereof, the closing of the First Merger (the “Closing”) is expected to take place on or about August 31, 2007 and will take place no later than five (5) Business Days following satisfaction or waiver of the conditions set forth in Article 7 (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, California, unless another place or time is agreed to by Acquirer and the Company (the “Closing Date”). On the Closing Date, the parties hereto shall cause the First Merger to be consummated by filing the Agreement of Merger (or like instrument) with the Secretary of State of the State of California, in accordance with the relevant provisions of the California Code (the time of acceptance by the Secretary of State of the State of California of such filing or such later time as may be agreed to by the parties and set forth in the Agreement of Merger being referred to herein as the “Effective Time”).

(b) Promptly after the Effective Time, but in all cases within 5 Business Days thereafter, Acquirer shall cause the Second Merger to be consummated by filing the Second Step

Agreement of Merger (or like instrument) with the Secretary of State of the State of California, in accordance with the relevant provisions of the California Code (the time of acceptance by the Secretary of State of the State of California of such filing or such later time as may be agreed to by the parties and set forth in the Second Step Agreement of Merger being referred to herein as the “Second Effective Time”).

1.3 Effect of the First Merger on Constituent Corporations. At the Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of the California Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Spartacus I Merger Sub and the Company shall vest in the First-Step Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Spartacus I Merger Sub and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the First-Step Surviving Corporation. Following the Second Merger, the effect of the Second Merger shall be as provided in the applicable provisions of the California Code. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of Spartacus II Merger Sub and the First-Step Surviving Corporation shall vest in the Final Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Spartacus II Merger Sub and the First-Step Surviving Corporation shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Final Surviving Corporation.

1.4 Articles of Incorporation and Bylaws of Surviving Corporations.

(a) At the Effective Time, the Articles of Incorporation of the First-Step Surviving Corporation, shall be amended and restated as of the Effective Time in its entirety to conform to the Articles of Incorporation of Spartacus I Merger Sub as in effect immediately prior to the Effective Time until thereafter amended as provided by law and such Articles of Incorporation and Bylaws of the First-Step Surviving Corporation; provided, however, that at the Effective Time, Article I of the Articles of Incorporation of the First-Step Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is “Centrality Communications, Inc.” The Articles of Incorporation of Spartacus II Merger Sub, as in effect immediately prior to the Second Effective Time, shall be the Articles of Incorporation of the Final Surviving Corporation at the Second Effective Time.

(b) At the Effective Time, the Bylaws of the First-Step Surviving Corporation shall be amended and restated as of the Effective Time in their entirety to be identical to the Bylaws of Spartacus I Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by such Bylaws, the Articles of Incorporation of the First-Step Surviving Corporation and applicable law. The Bylaws of Spartacus II Merger Sub, as in effect immediately prior to the Second Effective Time, shall be the Bylaws of the Final Surviving Corporation at the Second Effective Time.

1.5 Directors and Officers of Surviving Corporations. The directors of Spartacus I Merger Sub immediately prior to the Effective Time shall be the directors of the First-Step Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the First-Step Surviving Corporation, as amended pursuant to the foregoing. The directors of Spartacus II Merger Sub immediately prior to the Second Effective Time shall be the directors of the Final Surviving Corporation from and after the Second Effective Time. The officers of Spartacus I Merger Sub immediately prior to the Effective Time shall be the officers of the First-Step Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Bylaws of the Company, as amended according to the foregoing. The officers of Spartacus II Merger Sub immediately prior to the Second Effective Time shall be the officers of the Final Surviving Corporations from and after the Second Effective Time.

1.6 Maximum Number of Shares of Acquirer Common Stock to be Issued; Effect on Outstanding Securities of the Company. The maximum number of shares of Acquirer Common Stock to be issued (including Acquirer Common Stock to be reserved for issuance upon exercise of any of the Company Options to be assumed by Acquirer as provided herein) in exchange for the acquisition by Acquirer of all shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and all vested and unvested Company Options to be assumed by Acquirer which are then outstanding shall not exceed the sum of the Shareholder Stock Consideration and the Optionholder Stock Consideration. No adjustment shall be made in the number of shares of Acquirer Common Stock issued in the First Merger as a result of any consideration (in any form whatsoever) received by the Company from the date hereof to the Effective Time as a result of any exercise, conversion or exchange of Company Equity Awards.

1.7 Merger Consideration. At the Effective Time:

(a) Common Stock. Each share of Company Common Stock (after giving effect to the conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock as required by Section 5.16) issued and outstanding immediately prior to the Effective Time (other than any Company Common Stock to be cancelled pursuant to Section 1.7(d) and any Dissenting Shares (as provided in Section 1.11)) will be cancelled and extinguished and converted automatically into the right to receive, upon surrender of the certificate representing such share of Company Common Stock (or Company Preferred Stock converted into Company Common Stock) in accordance with the terms of Section 1.12 hereof, and subject to the conditions set forth in this Agreement, including, without limitation, the indemnification and escrow provisions set forth in Article 6 hereof and in the Escrow Agreement, the Per Share Consideration; provided, however, in the event Acquirer determines in its reasonable discretion that the proposed offer and sale of shares of Acquirer Common Stock contemplated by this Agreement shall not qualify as an exempt private offering of securities under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, the parties hereto agree to cooperate in good faith to amend this Agreement in a manner such that the offer and sale of Acquirer Common Stock pursuant to this Agreement, as amended, shall qualify as an exempt private offering of securities.

For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Acquirer Stock Price” means the average closing price of the Acquirer Common Stock as listed on the Nasdaq Global Select Market during the first through the tenth of the twelve consecutive trading days prior to the Closing Date.

(ii) “Assumed Option Number” means that number of shares of Company Common Stock issuable upon exercise of all issued and outstanding Assumed Options, whether vested or unvested, as of immediately prior to the Effective Time.

(iii) “Company Fully Diluted Number” means, as of immediately prior to the Effective Time, the sum of (i) the total number of shares of Company Common Stock issued and outstanding (including all shares of Company Common Stock issued upon conversion of the Company Preferred Stock, the exercise of the Company Warrants and assuming the exercise of any Company Equity Awards other than outstanding Company Options); and (ii) the total number of shares of Company Common Stock issuable upon exercise or conversion of all outstanding Company Equity Awards (other than Company Warrants), whether vested or unvested.

(iv) “Company Stock Number” means, as of immediately prior to the Effective Time, the total number of shares of Company Common Stock issued and outstanding (including all shares of Company Common Stock issued upon conversion of the Company Preferred Stock or exercise of the Company Warrants).

(v) “Escrow Amount” shall be cash in an amount equal to ten percent (10%) of the Merger Consideration.

(vi) “Merger Consideration” means two hundred eighty three million dollars ($283,000,000).

(vii) “Optionholder Stock Consideration” means that number of shares of Acquirer Common Stock (rounded down to the nearest whole share) as is equal to (A) the Total Optionholder Consideration less the Unassumed Optionholder Consideration divided by (B) the Acquirer Stock Price.

(viii) “Outstanding Option Number” means the sum of the Assumed Option Number plus the Unassumed Option Number.

(ix) “Per Option Share Amount” means the quotient determined by dividing the Optionholder Stock Consideration by the Assumed Option Number.

(x) “Per Share Cash Consideration” means the quotient determined by dividing the Shareholder Cash Consideration by the Company Stock Number.

(xi) “Per Share Consideration” means the Per Share Stock Consideration and the Per Share Cash Consideration.

(xii) “Per Share Stock Consideration” means the quotient determined by dividing the Shareholder Stock Consideration by the Company Stock Number.

(xiii) “Per Unassumed Option Cash Consideration” means the Total Optionholder Consideration divided by the Outstanding Option Number.

(xiv) “Shareholder Cash Consideration” shall mean that portion of the Total Shareholder Consideration to be paid in cash to the Company shareholders (inclusive of any portion of such amount to be retained in the Escrow Fund), as such amount shall be determined by the Acquirer within 24 hours following the close of trading of Acquirer Common Stock on the Nasdaq Global Select Market on the tenth of the twelve consecutive trading days prior to the Closing Date, but in no event shall the Shareholder Cash Consideration exceed fifty percent (50%) of the Total Shareholder Consideration.

(xv) “Shareholder Stock Consideration” means that number of shares of Acquirer Common Stock (rounded down to the nearest whole share) as is equal to the quotient of (A) the Total Shareholder Consideration less the Shareholder Cash Consideration, divided by (B) the Acquirer Stock Price; provided, however, the fair market value of the Shareholder Stock Consideration (based on the average of the high and low trading prices of Acquirer Common Stock as listed on the Nasdaq Global Select Market on the Closing Date) shall be at least equal to forty-five percent (45%) of the Total Shareholder Consideration (using the average of the high and low trading prices of Acquirer Common Stock as listed on the Nasdaq Global Select Market on the Closing Date and, for the avoidance of doubt, including the Escrow Amount and amount received with respect to Dissenter Shares); any increase to the Shareholder Stock Consideration necessary to comply with the immediately preceding clause shall correspondingly reduce the Shareholder Cash Consideration (based upon the Acquirer Stock Price). The threshold set forth in this section is intended to comply with the continuity of shareholder interest requirement for a “reorganization” within the meaning of Section 368(a) using forty-five percent (45%) and such limitation shall be interpreted accordingly.

(xvi) “Total Optionholder Consideration” means the Merger Consideration less the Total Shareholder Consideration.

(xvii) “Total Shareholder Consideration” means the product of the (A) Merger Consideration, multiplied by (B) the ratio determined by dividing (1) the Company Stock Number by (2) the Company Fully Diluted Number, rounded up to the nearest whole cent.

(xviii) “Unassumed Optionholder Consideration” means the product of the Per Unassumed Option Cash Consideration multiplied by the Unassumed Option Number.

(xix) “Unassumed Option Number” means that number of shares of Company Common Stock issuable upon exercise of all vested Company Options issued and outstanding as of immediately prior to the Effective Time that will not be assumed by Acquirer as provided in Section 1.7(f)(iv).

(b) Notwithstanding anything contained herein to the contrary, in no event shall the amounts set forth in Sections 1.7(a) exceed the Merger Consideration.

(c) Notwithstanding the foregoing, no amounts shall be payable at the Effective Time with respect to any Dissenting Shares or any shares of Company Capital Stock with respect to which dissenters’ rights have not terminated. In the case of Dissenting Shares, payment shall be made in accordance with Section 1.11. In the case of any shares of Company Capital Stock with respect to which dissenters’ rights have not terminated as of the Effective Time, if such shares become Dissenting Shares, payment shall be made in accordance with Section 1.11, and if, instead, the dissenters’ rights with respect to such shares of Company Capital Stock irrevocably terminate after the Effective Time, such shares shall be entitled to receive the Per Share Consideration applicable to such shares.

(d) Cancellation of Company-Owned Stock. Each share of Company Capital Stock owned by the Company or any Subsidiary immediately prior to the Effective Time shall be automatically canceled and extinguished without any conversion thereof and without any further action on the part of Acquirer or the Company.

(e) Capital Stock of Spartacus I Merger Sub. Each share of Spartacus I Merger Sub common stock which is issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the First-Step Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Company after the Effective Time. From and after the Effective Time, each share certificate of Spartacus I Merger Sub theretofore evidencing ownership of any such shares shall evidence ownership of such shares of capital stock of the First-Step Surviving Corporation after the Effective Time. Immediately following the Effective Time, Acquirer will be the sole and exclusive owner of the shares of capital stock of the First-Step Surviving Corporation.

(f) Company Options and Company Stock Plan. All unexpired and unexercised Company Options, then outstanding, whether vested or unvested, together with the Company Stock Plan, shall be assumed by Acquirer in accordance with the provisions set forth below:

(i) Each unexpired and unexercised Company Option outstanding as of the Effective Time, whether then- vested or unvested that is eligible to be registered on a registration statement on Form S-8 (or successor form), shall be, in connection with the Merger, assumed by Acquirer (the “Assumed Option”), together with the Company Stock Plan.

(ii) Each Assumed Option shall continue to have, and, except for the amendments described in Section 5.15, be subject to, the same terms and conditions as were applicable to the Assumed Option immediately prior to the Effective Time (including any repurchase rights or vesting provisions), provided that each Assumed Option shall be exercisable for that number of shares of Acquirer Common Stock as is equal to (1) the Per Option Share Amount multiplied by (2) the number of shares of Company Common Stock that were issuable upon exercise of the Assumed Option immediately prior to the Effective Time (assuming the Assumed Option was exercisable in full); provided, further, that the exercise price per share of Acquirer Common Stock issuable upon exercise of the Assumed Option shall be equal to (1) the exercise price of the Assumed Option divided by (2) the Per Option Share Amount (rounded up to the nearest whole cent).

(iii) Except for the amendments described in Section 5.15, it is the intention of the parties that the assumption of the Company Options shall be effected in a manner that is consistent with Section 424(a) of the Code. The provisions of this Section 1.7(f) shall be applied consistent with the intent described in the preceding sentence.

(iv) Each unexpired and unexercised Company Option outstanding as of the Effective Time that is not eligible to be registered on a registration statement on Form S-8 (or successor form), shall not be assumed by Acquirer under this Agreement (the “Unassumed Option”). All Unassumed Options will be cancelled and extinguished and converted into the right to receive, for each share of Company Common Stock underlying such Unassumed Option, a cash amount equal to the Per Unassumed Option Cash Consideration less the applicable exercise price in effect immediately prior to the Effective Time.

(g) Withholding Rights. Each of the Company after the Effective Time, the First-Step Surviving Corporation and Acquirer shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the First-Step Surviving Corporation after the Effective Time or Acquirer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Capital Stock in respect of which such deduction and withholding was made by the First-Step Surviving Corporation after the Effective Time or Acquirer, as the case may be.

1.8 Reservation of Shares. Acquirer will reserve sufficient shares of Acquirer Common Stock for issuance pursuant to Section 1.7.

1.9 Adjustments to Per Share Stock Consideration. The Per Share Stock Consideration shall be equitably adjusted to reflect fully the effect of any stock split, reverse split, stock combination, stock dividend (including any dividend or distribution of securities convertible into Acquirer Common Stock), reorganization, reclassification, recapitalization or other like change with respect to Acquirer Common Stock the effective date of which occurs after the date hereof.

1.10 Fractional Shares. No fraction of a share of Acquirer Common Stock will be issued in the First Merger, but in lieu thereof, each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Acquirer Common Stock (after aggregating all fractional shares of Acquirer Common Stock to be received by such holder) shall be entitled to receive from Acquirer an amount of cash (rounded to the nearest whole cent) equal to the product of (a) such fraction, multiplied by (b) the Acquirer Stock Price.

1.11 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with the California Code and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters’ rights (“Dissenting Shares”) shall not be converted into or represent a right to receive Acquirer Common Stock and cash pursuant to Section 1.7, but the holder thereof shall only be entitled to such rights and to receive such consideration funded solely from Acquirer as are granted by the California Code.

(b) Notwithstanding the provisions of Section 1.11(a) above, if any holder of shares of Company Capital Stock who demands appraisal of such shares under the California Code shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive Acquirer Common Stock and cash as provided in Section 1.7, without interest thereon, upon surrender to the Company of the certificate representing such shares in accordance with Section 1.12.

(c) The Company shall give Acquirer (i) prompt notice of its receipt of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments relating to the First Merger served pursuant to the California Code and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the California Code. The Company shall not, except with the prior written consent of Acquirer or as may be required under applicable law, voluntarily make any payment with respect to any demands for appraisal of Company Capital Stock or offer to settle or settle any such demands.

1.12 Exchange Procedures.

(a) At the Closing, Acquirer shall (i) deposit with The Bank of New York or other exchange agent appointed by Acquirer and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Capital Stock, cash in U.S. dollars in an amount equal to (A) the Shareholder Cash Consideration minus (B) the Escrow Amount (which shall be deposited with the Escrow Agent); and (ii) make available to the Exchange Agent the number of shares of Acquirer Common Stock comprising the Shareholder Stock Consideration, plus cash in an amount estimated to be sufficient for payment in lieu of fractional shares pursuant to Section 1.10 hereof.

(b) Within 5 Business Days following the Effective Time, Acquirer shall provide or cause to be provided to each holder of record of Company Capital Stock as of the Effective Time, a letter of transmittal for use in exchanging certificates representing shares of Company Capital Stock for the Total Shareholder Consideration (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as Acquirer and the Company may reasonably specify) and instructions for use in effecting the surrender of the certificates that, immediately prior to the Effective Time, shall represent any of such shares in exchange for payment of the Per Share Consideration for each such share. Upon surrender to the Exchange Agent of such certificates (or affidavit of loss or destruction in lieu thereof, including any suitable bond or indemnity that may be required by Acquirer or the Exchange Agent in their sole discretion), together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, Acquirer shall promptly cause the aggregate Per Share Cash Consideration to be paid, and the aggregate Per Share Stock Consideration to be issued, to the persons entitled thereto, in such amounts as is equal to the Per Share Cash Consideration and Per Share Stock Consideration to which such person is entitled pursuant to Section 1.7, less any required tax withholdings in accordance with the instructions specified in the applicable letter of transmittal and the portions thereof to be deposited in the Escrow Fund. No interest will be paid or will accrue on the amount of Per Share Cash Consideration payable upon the surrender of any such certificate. If the Per Share Consideration is to be paid or issued to a person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the reasonable satisfaction of Acquirer or the Exchange Agent that such tax has been paid or is not applicable.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.

(d) One hundred and eighty (180) days following the Effective Time, Acquirer shall be entitled to cause the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Exchange Agent that have not been disbursed to holders of certificates or agreements formerly representing shares of Company Capital Stock outstanding on the Effective Time, and thereafter such holders shall be entitled to look to Acquirer only as general creditors thereof with respect to the portion of the Merger Consideration payable upon due surrender of their certificates or agreements.

(e) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of certificates formerly representing shares of Company Capital Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. The First-Step Surviving Corporation after the Effective Time shall pay all charges and expenses in connection with the exchange of cash for Company Capital Stock.

1.13 Exemption From Registration. Acquirer and the Company intend that the shares of Acquirer Common Stock to be issued pursuant to Section 1.7 to the holders of Company Capital Stock in connection with the Merger will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder (the “Securities Act”) by reason of Section 4(2) of the Securities Act or Regulation D as promulgated under the Securities Act, or by reason of Regulation S as promulgated under the Securities Act, as the case may be.

1.14 No Further Ownership Rights in Company Capital Stock. The portion of the Merger Consideration issued upon the surrender for exchange of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Stock, and there shall be no further registration of transfers on the records of the Company of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing Company Capital Stock are presented to the Company or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement or to vest the First-Step Surviving Corporation after the Effective Time or the Final Surviving Corporation following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, or to effect the assignment to the First-Step Surviving Corporation after the Effective Time or the Final Surviving Corporation after the Second Effective Time of any and all Company Intellectual Property created by a founder, employee or consultant of the Company, or to complete and prosecute all domestic and foreign intellectual property filings related to such Company Intellectual Property, the officers and directors of the Company after the Effective Time or the Surviving Corporation are fully authorized to take, and will take, all such lawful and necessary action.

1.16 Escrow Fund. On the Closing Date, Acquirer shall deposit the Escrow Amount in the Escrow Fund to be established with Citibank, N.A. or another third person mutually satisfactory to Acquirer and the Shareholder Agent, as escrow agent (the “Escrow Agent”). The Escrow Fund shall be applied pursuant to the provisions of Article 6 hereof and the Escrow Agreement in the form attached hereto as Exhibit F (the “Escrow Agreement”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the Disclosure Schedule (each of which exceptions, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates, delivered herewith and dated as of the date hereof, the Company hereby represents and warrants to Acquirer as follows:

2.1 Organization and Qualification. The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each has full corporate power and authority to (i) conduct its business as now conducted and as currently proposed to be conducted, (ii) to own, use, license and lease its Assets and Properties, and (iii) to perform its obligations under all Contracts to which it is a party. The Company and each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that could not reasonably be expected to have an adverse effect on the Business or Condition of the Company. Section 2.1 of the Disclosure Schedule sets forth each jurisdiction where the Company or a Subsidiary is so qualified, licensed or admitted to do business and separately lists each other jurisdiction in which the Company or a Subsidiary owns, uses, licenses or leases its Assets and Properties, or conducts business or has employees or engages independent contractors.

2.2 Authority Relative to this Agreement. Subject only to the requisite approval of the Merger and this Agreement and the transactions contemplated hereby by the shareholders of the Company, the Company has full corporate power and authority to execute and deliver this Agreement and the other agreements which are attached (or forms of which are attached) as exhibits hereto (the “Ancillary Agreements”) to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company’s board of directors has (i) approved this Agreement and declared its advisability, (ii) unanimously recommended as of the date of this Agreement that the shareholders of the Company approve this Agreement, the First Merger and the transactions contemplated hereby, and otherwise approve, adopt and agree to the matters set forth in the Written Consent, and (iii) directed that this Agreement and the transactions contemplated hereby be submitted for a vote of the shareholders of the Company in order to obtain the Required Shareholder Approvals, and no such determination, recommendation or direction of the board of directors of the Company has been withdrawn, amended, modified or terminated except as otherwise permitted by this Agreement. The Written Consent, when and if executed by each of the Major Shareholders, will result in all of the Required Shareholder Approvals being obtained and shall be irrevocable. The Required Shareholder Approvals are the only approvals of any holders of Company Capital Stock that are necessary in connection with the consummation by the Company of the transactions contemplated hereby (including the Merger), pursuant to applicable Legal Requirements, the Company’s Articles of Incorporation or Bylaws. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary action by the board of directors of the Company, and no other action on the part of the board of directors of the Company or by any officer, director or equity holder of a Subsidiary is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Company is a party have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which Acquirer is a party, thereof) by Acquirer, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

2.3 Capital Stock.

(a) The authorized capital stock of the Company consists only of 53,908,498 shares of Common Stock (the “Company Common Stock”), of which 5,079,751 shares of Company Common Stock are issued and outstanding as of the date hereof, and 38,018,217 shares of Preferred Stock. The designation and status of the Company Preferred Stock is as follows: 4,306,666 shares are designated as Series A Preferred Stock (the “Company Series A Preferred Stock”), 4,306,666 of which are issued and outstanding as of the date hereof; 6,333,334 shares are designated as Series B Preferred Stock (the “Company Series B Preferred Stock”), 6,333,334 of which are issued and outstanding as of the date hereof; 14,096,494 shares are designated as Series C Preferred Stock (the “Company Series C Preferred Stock”), 14,096,494 of which are issued and outstanding as of the date hereof; 12,956,727 shares are designated as Series D Preferred Stock (the “Company Series D Preferred Stock”), 12,956,727 of which are issued and outstanding as of the date hereof; and 324,996 shares are designated as Series D-1 Preferred Stock (the “Company Series D-1 Preferred Stock” and together with the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock

and Company Series D Preferred Stock, the “Company Preferred Stock”), 324,996 of which are issued and outstanding as of the date hereof.

(b) The Company has delivered to Acquirer a spreadsheet (the “Spreadsheet”) which sets forth, as of the date hereof, with regard to each Person that is the registered owner of any shares of Company Common Stock, Company Preferred Stock, and/or any Company Equity Award: (i) the name, addresses and where available, tax identification number for each such Person; (ii) the number of shares and designation (as applicable) of Company Common Stock and Company Preferred Stock held by such Person and the applicable certificate number for the certificate representing such shares; (iii) the Company Equity Award held by such Person, the type and number of shares subject to such Company Equity Award, and the exercise price, vesting status and vesting schedule with regard to each such Company Equity Award; and (iv) such Person’s pro rata share of the Escrow Fund.

(c) The number of such shares of Company Common Stock or Company Preferred Stock set forth on the Spreadsheet as being so owned, or subject to Company Equity Awards so owned, by each Person will constitute the entire interest of such Person in the issued and outstanding capital stock, voting securities or other securities of the Company. As of the Effective Time, no Person not disclosed in the Spreadsheet owns or will have a right to acquire any shares of Company Common Stock, Company Preferred Stock or Company Equity Awards from the Company. In addition, the shares of Company Common Stock or Company Preferred Stock or the Company Equity Awards disclosed in the Spreadsheet will be, as of the Effective Time, free and clear of any Encumbrances created by the Articles of Incorporation or Bylaws of the Company or any Contract to which the Company is a party or by which it is bound. Except as set forth on the Spreadsheet, there are no other shares of Company Common Stock, Company Preferred Stock or Company Equity Awards outstanding and there are no other Company Options, Company Warrants, Company Stock Purchase Rights, call, puts, derivative or convertible securities or any other right or commitment to (otherwise than pursuant to this Agreement) purchase, transfer, deliver or be issued equity securities of the Company or other securities convertible into shares of Company Capital Stock.

(d) Other than the Centrality Communications, Inc. 1999 Stock Plan, as amended (the “Company Stock Plan”), the Company has no other stock option plan, restricted stock or other equity-related stock plan of the Company.

(e) All issued shares of Company Common Stock are, and any of the shares of Company Common Stock issued upon exercise of the Company Equity Awards (subject to receipt of the exercise prices as provided therein) will be, validly issued and fully paid and not subject to repurchase or any rights of preemption or right of first refusal, and not subject to any co-sale right, right of participation, right of first offer, option or other restriction on transfer applicable to any Company Capital Stock, except as otherwise set forth in the Company’s Articles of Incorporation and Bylaws. All outstanding securities of the Company have been issued in compliance with applicable laws and regulations, including all applicable U.S. and foreign securities laws.

(f) Except for the Written Consents, the Company is not a party to or subject to any agreement or understanding, and, to the Company’s Knowledge, there is no voting trust, proxy,

or other agreement or understanding between or among any persons that affects or relates to the voting or giving of written consent with respect to any outstanding security of the Company, the election of directors, the appointment of officers or other actions of the Company’s Board of Directors or the management of the Company.

(g) No resolutions (other than resolutions that have been fully implemented and registered prior to the date hereof) have been made regarding the issuance of new shares, options, warrants or other convertible instruments to issue or purchase shares, debt instruments with a right to subscribe for new shares or any other equivalent instruments.

(h) Section 2.3(h) of the Disclosure Schedule sets forth each Subsidiary of the Company. The Company is the direct or indirect owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Liens, except for Permitted Liens and restrictions imposed by applicable securities laws. Other than as set forth on Section 2.3(h) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person, (ii) has undertaken to or committed itself to acquire any such equity interest in the future; and (iii) is negotiating to acquire any such equity interest.

2.4 Company Financial Statements.

(a) The audited financial statements of the Company at and for the periods ended December 31, 2004, 2005 and 2006, including the notes therein, and the unaudited financial statements of the Company for the five months ended May 31, 2007 (collectively, the “Company Financials”), which statements are attached hereto as Section 2.4(a) of the Disclosure Schedule, have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude). The Company Financials present fairly and accurately, in all material respects, the financial condition and operating results of the Company and its Subsidiaries as of the dates and during the periods indicated therein. No independent auditor’s report in respect of the Company Financials, as applicable, contains any reservation or supplementary information and such auditor’s report(s) certify, and will certify, as applicable such accounts unconditionally and without qualifications. The Company’s unaudited balance sheet as of May 31, 2007 is referred to herein as the “Current Balance Sheet.”

(b) As of March 31, 2007 and as of the Closing Date, except as set forth on Section 2.4(b) to the Disclosure Schedule, neither the Company nor its Subsidiaries had nor will have Liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Company Financials under the GAAP) other than (i) Liabilities reflected in the Current Balance Sheet, (ii) Liabilities that have been incurred by the Company since March 31, 2007 in the ordinary course of business and consistent with the Company’s or such Subsidiaries’ past practices; (iii) Liabilities that have arisen subsequent to the date hereof in the ordinary course of business and consistent with the Company’s or such Subsidiaries’ past practices and not as a result of a violation of Section 4.1, (iv) Liabilities under the Contracts identified in Section 2.11 of the Disclosure Schedule, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Contracts and (vi) Permitted Liens.

(c) Since December 31, 2006, neither the Company nor, to the Company’s Knowledge, any shareholder, director, officer, employee, auditor, accountant or representative of Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or its internal accounting controls.

2.5 Books and Records; Organizational Documents. The minute books and stock record books and other similar records of the Company have been provided or “made available to” (which shall hereinafter refer to providing such information through the Intralinks on-line data room) Acquirer or its counsel prior to the execution of this Agreement, are complete and correct in all material respects and have been maintained in accordance with sound business practices. Such minute books contain a true and complete record of all actions taken at all meetings and by all written consents in lieu of meetings of the directors, shareholders and committees of the board of directors of the Company from the date of the Company’s organization through the date hereof. The Company has prior to the execution of this Agreement delivered to Acquirer true and complete copies of its Articles of Incorporation and Bylaws, both as amended through the date hereof. The Company is not in violation of any provisions of its Articles of Incorporation or Bylaws.

2.6 Absence of Changes.

(a) Except as set forth in Section 2.6 of the Disclosure Schedule, since December 31, 2006 (or such other date as indicated below):

(i) there has not been any material adverse effect on the Business or Condition of the Company or any Subsidiary, and no event has occurred that will, or could reasonably be expected to, have a material adverse effect on the Company or its Subsidiaries;

(ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s and its Subsidiaries’ assets (whether or not covered by insurance);

(iii) neither the Company nor a Subsidiary has, since March 31, 2007, (A) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (B) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than reacquisition of unvested shares upon termination of employment;

(iv) neither the Company nor a Subsidiary have, since March 31, 2007, sold, issued or authorized the issuance of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or any other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company or a Subsidiary, as the case may be;

(v) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of the Company Stock Plan, or (ii) any provision of any agreement evidencing any outstanding Company Equity Award;

(vi) there has been no amendment to the Company’s Articles of Incorporation or Bylaws, and the Company has not effected or been a party to any Business Combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, other than in connection with this Agreement;

(vii) the Company has not formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(viii) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company, exceeds $100,000;

(ix) neither the Company nor a Subsidiary has (i) entered into or permitted any of its material assets owned or used by it to become bound by any Contract or (ii) amended or prematurely terminated, or waived any material right or remedy under, any such Contract, in each case, to the extent the aggregate value of such Contract exceeds $100,000;

(x) neither the Company nor a Subsidiary has (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s past practices, in each case in an aggregate amount in excess of $100,000;

(xi) neither the Company nor a Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(xii) neither the Company nor a Subsidiary has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Liens, except for pledges of immaterial assets and Liens made in the ordinary course of business and consistent with the Company’s or such Subsidiary’s past practices;

(xiii) neither the Company nor a Subsidiary has (i) lent money to any Person (other than pursuant to routine travel and other work-related advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money;

(xiv) neither the Company nor a Subsidiary has (i) established or adopted any Plan, (ii) paid any bonus or made any profit sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hired any new employee;

(xv) the Company has not changed any of its methods of accounting or accounting practices in any respect;

(xvi) neither the Company nor a Subsidiary has made any Tax election;

(xvii) neither the Company nor a Subsidiary has commenced or settled any Legal Proceeding, or received any notice, whether written or otherwise, that any Person commenced or threatened to commence a Legal Proceeding involving the Company or a Subsidiary;

(xviii) neither the Company nor a Subsidiary has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices;

(xix) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries), any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Treasury Regulation 1.409A-1 et seq, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company consistent with past practice), and the Company has not entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons; and

(xx) neither the Company nor a Subsidiary has agreed or committed to take any of the actions referred to in clauses “(iii)” through “(xix)” above.

(b) The Company has made available to Acquirer any documents requested by Acquirer and relating to indebtedness, loan and other financial facilities available to the Company, and the Company has not received any notice that the continuance of any of those facilities might be materially adversely affected or prejudiced.

(c) As of the date hereof, neither the Company nor a Subsidiary is in default under, or in breach of, any of the material terms of any loan capital, borrowing, debenture or financial facility of the Company or such Subsidiary.

(d) As of the date hereof, neither the Company nor a Subsidiary is, nor has the Company or a Subsidiary agreed to become, bound by any guarantee, indemnity, surety or similar commitment which has not be reflected in the Company Financials.

(e) As of the date hereof, except as set forth in Section 2.6(e) of the Disclosure Schedule, the Company does not have any credit cards in issue in its own name or that of any officer or employee of the Company or any person connected with any officer or employee.

(f) Neither the Company nor any Subsidiary has received any grants, allowances, loans or financial aid of any kind from any government departmental or other board, body, agency or authority which may become liable to be refunded or repaid in whole or in part.

(g) Neither the Company nor any Subsidiary has engaged in financing of a type which is not required to be, or has not been, shown or reflected in the Company Financials.

2.7 Real Property.

(a) Neither the Company nor any Subsidiary owns any real property.

(b) Section 2.7(b) of the Disclosure Schedule sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any Subsidiary (the “Leased Real Property”). All documents related to such lease, license, sublease, use or occupation (the “Lease Documents”) are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of the Lease Documents, any material existing breach, default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Company’s Knowledge, any third party under any of the Lease Documents, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity. Except as set forth on Section 2.7(b) of the Disclosure Schedule, (i) no parties other than the Company or any Subsidiary has a right to occupy any material Leased Real Property, (ii) the Leased Real Property is used only for the operation of the business of the Company and its Subsidiaries, (iii) the Leased Real Property and the physical assets of the Company and the Subsidiaries are, in all material respects, in good condition and repair and regularly maintained in accordance with standard industry practice, (iv) the Leased Real Property is in compliance, in all material respects, with all applicable Laws and (v) neither the Company nor any Subsidiary will be required to incur any material cost or expense for any restoration or surrender obligations, or any other material costs otherwise qualifying as asset retirement obligations under FASB Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” and FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations,” upon the expiration or earlier termination of any leases or other occupancy agreements for the Leased Real Property.

(c) The Company has made available to Acquirer true, correct and complete copies of all Lease Documents.

2.8 Valid Title. The Company and each of its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their material tangible properties and assets, real, personal and mixed, reflected in the latest Company Financials, free and clear of any Liens except (a) with respect to Liens securing obligations reflected in the Company Financials, (b) (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (v) statutory purchase money liens; and (vi) any other Permitted Liens; and (c) such imperfections of title and Liens, if any, which do not materially impair the continued use of the properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties. The rights, properties and assets presently owned, leased or licensed by the Company and its Subsidiaries include all rights, properties and assets necessary to permit the Company and its Subsidiaries to conduct their business in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

2.9 Intellectual Property.

(a) Section 2.9(a) of the Disclosure Schedule lists all Company Registered Intellectual Property (including all trademarks and service marks that the Company has used with the intent of creating or benefiting from any common law rights relating to such marks) and lists any proceedings or actions pending as of the date hereof before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

(b) Except as set forth in Section 2.9(d) of the Disclosure Schedule, the Company has all requisite right, title and interest in or valid and enforceable rights under Contracts or Licenses to use all Company Intellectual Property necessary to the conduct of its business as currently conducted, except where the failure to do so would not cause a material adverse effect.

(i) Except as set forth in Sections 2.9(b)(i) or 2.9(d) of the Disclosure Schedule, each item of Company Intellectual Property, including all Company Registered Intellectual Property listed in Section 2.9(a) of the Disclosure Schedule, is owned exclusively by the Company (excluding Intellectual Property licensed to the Company under any License disclosed under Section 2.9(f)(i) or 2.9(p) of the Disclosure Schedule) and is free and clear of any Liens (other than Permitted Liens). Without limiting the generality of the foregoing, the Company owns exclusively all registered trademarks, service marks and trade names, and applications therefore, used by the Company in connection with the operation or conduct of the business of the Company as currently conducted or as currently contemplated to be conducted in the Operating Plan, including the sale of any products or technology or the provision of any services by the Company; provided, however, that the Company may use trademarks, service marks and trade names of third parties which are licensed to the Company, as disclosed under Sections 2.9(f)(i) or 2.9(p) of the Disclosure Schedule, or are in the public domain.

(ii) Without limiting the generality of the foregoing, the Company owns exclusively, and has good title to, each copyrighted work that is a Company product and each other work of authorship that the Company otherwise purports to own or is used by the Company in connection with the operation or conduct of the business of the Company as currently conducted or provision of services by the Company, other than works disclosed under Sections 2.9(f)(i) or 2.9(p) of the Disclosure Schedule and works that the Company otherwise has sufficient rights to so use.

(c) Except as set forth in Sections 2.9(d)(i) or 2.9(d) of the Disclosure Schedule, to the extent that any Company Intellectual Property has been developed or created by any Person other than the Company, the Company has a written agreement with such Person with respect thereto and the Company has either (i) obtained ownership of, and is the exclusive owner of, all such Intellectual Property by operation of law or by valid assignment of any such rights or (ii) has obtained a License under or to such Intellectual Property as disclosed under Sections 2.9(f)(i) or 2.9(p) of the Disclosure Schedule.

(d) Except pursuant to agreements described in Sections 2.9(b)(i) or 2.9(d) of the Disclosure Schedule, the Company has not transferred ownership of any Intellectual Property that is or was Company Intellectual Property, to any other Person.

(e) Except as set forth in Section 2.9(e) of the Disclosure Schedule, the Company Intellectual Property constitutes all the currently existing Intellectual Property used in and/or necessary to the conduct of the Company’s business as it currently is conducted and as is currently contemplated to be conducted solely as disclosed in the Operating Plan, including the design, development, distribution, marketing, manufacture, use, import, license, and sale of the products, technology and services of the Company (including products, technology, or services currently under development).

(f) Sections 2.9(f)(i) and 2.9(p) of the Disclosure Schedule lists all Contracts (including all inbound Licenses) to which the Company is a party that grant licenses to Intellectual Property, other than standard Licenses for off-the-shelf, shrink-wrap software or “open source” code that is commercially available on reasonable terms to any Person for a license fee of no more than $25,000 dollars. Except as set forth in Sections 2.9(f)(ii), 2.9(g)(ii) or 2.9(j) of the Disclosure Schedule, the Company is not in material breach of, nor has it materially failed to perform under any of the foregoing Contracts and Licenses and, to the Company’s Knowledge, no other party to such Contracts and Licenses is in material breach of or has materially failed to perform thereunder.

(g) Section 2.9(g)(i) of the Disclosure Schedule lists all Contracts, Licenses and agreements between the Company and any other Person, other than standard Licenses for off-the-shelf, shrink-wrap software or “open source” code that is commercially available on reasonable terms to any Person for a license fee of no more than $25,000 dollars, wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or Liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other Person of the Intellectual Property of any Person other than the Company. Except as set forth in Section 2.9(g)(ii) of the Disclosure Schedule, the Company is not in material breach of, nor has it materially failed to perform under any of the foregoing Contracts, Licenses and agreements and, to the Company’s Knowledge, no other party to such Contracts, Licenses and agreements is in material breach of or has materially failed to perform thereunder.

(h) Except as set forth in Section 2.9(h) of the Disclosure Schedule, except where the failure to do so would not cause a material adverse effect, the operation of the business of the Company (i) as currently conducted or (ii) as currently contemplated to be conducted solely as disclosed in the Operating Plan, including the Company’s design, development, use, import, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of the Company, does not (A) infringe or misappropriate the Intellectual Property of any Person, (B) violate any term or provision of any License or Contract concerning such Intellectual Property, (C) violate the rights of any Person (including rights to privacy or publicity), or (D) constitute unfair competition or an unfair trade practice under any Law, and the Company has not received notice written from any Person claiming that such operation or any act, product, technology or service (including products, technology or services currently under development) of the Company infringes or misappropriates the Intellectual Property of any Person or constitutes unfair competition or trade practices under any Law, including notice of third party patent or other Intellectual Property rights from a potential licensor of such rights.

(i) To the Company’s Knowledge, each item of Company Registered Intellectual Property is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions where the Company has filed documents for such purpose, as the case may be, for the purposes of maintaining such Registered Intellectual Property. Section 2.9(i) of the Disclosure Schedule lists all actions that, to the Company’s Knowledge, must be taken by the Company within one hundred eighty (180) days from the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property. In each case in which the Company has acquired ownership of any Intellectual Property rights from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property to the Company and, to the extent required to protect the Company’s ownership rights in and to such Intellectual Property in accordance with applicable Laws, the Company has recorded each such assignment of Company Registered Intellectual Property with the relevant Governmental or Regulatory Authority, including the PTO, the U.S. Copyright Office, or their respective equivalents in any foreign jurisdiction where the Company has filed documents for such purpose, as the case may be. To the Company’s Knowledge: (i) the Intellectual Property owned by the Company is subsisting, in full force and effect, is valid and enforceable, and (in the case of Company Registered Intellectual Property) has not expired or been cancelled or abandoned; and (ii) in the case of Company Registered Intellectual Property, all necessary prosecution, registration, maintenance and renewal fees due on or before the Closing Date have been made, and all documents, recordations and certificates, required as of the Closing Date for the purposes of maintaining such Company Registered Intellectual Property have been filed. Without limiting the foregoing, to the Company’s Knowledge, no information, materials, facts, or circumstances exist, including any information or fact that constitutes prior art, that renders any of the Company Registered Intellectual Property invalid or unenforceable, or renders any pending application for any Company Registered Intellectual Property invalid or unenforceable. The Company has not misrepresented, or failed to disclose, and is not aware of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a material misrepresentation with respect to such application or that would otherwise render any Company Registered Intellectual Property invalid or unenforceable.

(j) Except as set forth in Section 2.9(j) of the Disclosure Schedule, except where the failure to do so would not cause a material adverse effect, there are no Contracts or Licenses between the Company and any other Person with respect to Company Intellectual Property under which there is any dispute (or, to the Company’s Knowledge, facts that will likely lead to a dispute) known to the Company, including any dispute or facts that may reasonably lead to a dispute regarding the scope of the Intellectual Property rights granted in such Contract or License, or performance under such Contract or License, including with respect to any payments to be made or received by the Company thereunder.

(k) To the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property owned by the Company and neither the Company nor any Subsidiary (i) has asserted or threatened in writing or orally any claim against any Person alleging any infringement, misappropriation or violation of any Intellectual Property owned by the Company or (ii) is aware of any facts or circumstances which could give rise to a such claim.

(l) The Company has taken reasonable care at industry standards to protect the Company’s rights in confidential information and trade secrets of the Company or provided by any other Person to the Company subject to a duty of confidentiality. Without limiting the generality of the foregoing, the Company and its Subsidiaries has, and enforces, a policy requiring each employee, consultant and independent contractor to execute proprietary information, confidentiality and invention and copyright assignment agreements substantially in the form set forth as Exhibit 2.9(l) to the Disclosure Schedule, and all current and former employees, consultants and independent contractors of the Company and its Subsidiaries, except as set forth in Section 2.9(l) of the Disclosure Schedule, have executed such an agreement and copies of all such agreements have been provided to Acquirer or made available to Acquirer for review.

(m) To the Company’s Knowledge, no Company Intellectual Property owned by the Company, or any product, technology or service of the Company, or any other Company Intellectual Property, is subject to any Order, Action or Proceeding or “march in” right that restricts, or that is reasonably expected to restrict in any manner, the use, transfer or licensing of any Company Intellectual Property by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property.

(n) Except as set forth in Section 2.9(n) of the Disclosure Schedule, no (i) product, technology, service or publication authorized by the Company, (ii) material published or, to the Company’s Knowledge, distributed by the Company or (iii) conduct or statement of Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates any Law.

(o) Neither this Agreement nor any transactions contemplated by this Agreement will result in Acquirer, the Company after the Effective Time, or the Surviving Corporation granting any rights or licenses with respect to the Intellectual Property of Acquirer, the Company after the Effective Time, or the Surviving Corporation to any Person pursuant to any Contract to which the Company is a party or by which any of its Assets and Properties are bound. Except as set forth in Section 2.9(o) of the Disclosure Schedule, neither this Agreement nor any transaction contemplated by this Agreement will result in the loss of any ownership or License rights of the

Company or the Surviving Corporation from and after the Closing Date in any of the Company Intellectual Property or require or obligate Acquirer, the First-Step Surviving Corporation or the Final Surviving Corporation (i) to grant to any third party any rights or licenses with respect to any Company Intellectual Property; or (ii) to pay any royalties or other amounts, other than any rights, licenses and obligations due in the ordinary course under Contracts and Licenses existing on the date hereof. Neither this Agreement nor any transaction contemplated by this Agreement will give to any third party the right to terminate, in whole or in part, any material Contracts or Licenses to which the Company is a party with respect to any Intellectual Property, except for the Contracts or Licenses set forth in Section 2.9(o) of the Disclosure Schedule.

(p) Section 2.9(p) of the Disclosure Schedule sets forth a list of (i) all software which the Company has licensed from any third party which is used by the Company in its products, in providing services or otherwise in its business (other than standard off-the-shelf, shrink-wrap software that is commercially available on reasonable terms to any Person for a license fee of no more than $25,000 dollars each) and (ii) a list of all “freeware,” “shareware” and “open source” code incorporated into any product now or heretofore shipped by the Company. The Company has all rights necessary to the use of such software, “freeware,” “shareware” and “open source” code.

(q) Section 2.10(q) of the Disclosure Schedule identifies each Contract pursuant to which the Company has deposited with an escrow agent or any other Person, any of its RTL code or computer software and code, in a form other than object code form, including related programmer comments and annotations, which may be printed out or displayed in readily human readable form (“Source Code”). The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in a release of any Source Code owned by the Company or any Subsidiary or the grant of incremental rights to a Person with regard to such Source Code. Neither the Company nor any Subsidiary has taken any action that will, or would reasonably be expected to, result in the disclosure or delivery of any Source Code owned by the Company or any Subsidiary under any Contract. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any Subsidiary or any Person acting on their behalf to any Person of any Source Code owned by the Company or any Subsidiary under any Contract, and no such Source Code has been disclosed, delivered or licensed to a third party.

(r) The Company’s products comply in all material respects with all feature specifications and performance standards set forth in the Company’s product data sheets, except where the failure to do so would not cause a material adverse effect. There are no outstanding claims (or, to the Company’s Knowledge, facts that may reasonably lead to a claim) for breach of warranties by the Company in connection with the foregoing. All product performance comparisons heretofore furnished by the Company to customers or Acquirer are accurate in all material respects as of the dates so furnished (except that, in the case of product performance comparisons made as of a specified earlier date, such comparisons shall be accurate as of such specified earlier date, and, in the case of product performance comparisons superseded by a subsequent product performance comparison furnished to the customer before the customer’s acquisition of a license on the product covered by the superseded comparison, the superseding comparison shall be accurate in all material respects and the superseded comparison shall be disregarded), except where the failure to be accurate would not cause a material adverse effect.

(s) The Company has taken all necessary steps to protect and preserve its exclusive ownership of Company Intellectual Property to the extent that it had or has the right to do so. The Company has secured valid written assignments from all consultants and employees who contributed to the creation or development of the Company Intellectual Property. In the event that a consultant is (or was) concurrently employed by the Company and a third party, the Company has taken additional necessary steps to ensure that any Company Intellectual Property developed by such a consultant does not belong to and is not licensed to the third party.

2.10 Contracts.

(a) Section 2.10(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements (true and complete copies of which or, if none, reasonably complete and accurate written descriptions thereof, together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided to Acquirer prior to the execution of this Agreement), to which the Company or any Subsidiary is a party or by which any of its Assets and Properties is bound:

(i) (A) all Contracts (excluding Plans) providing for a commitment of employment or consultant services for a specified or unspecified term, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract; and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct involving an obligation of the Company or any Subsidiary to make payments (with or without notice, passage of time or both) to any Person in connection with, or as a consequence of, the transactions contemplated hereby or to any employee who is disclosed in Section 2.10(a)(i) of the Disclosure Schedule, other than with respect to salary or incentive compensation payments in the ordinary course of business consistent with past practice;

(ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or any Subsidiary or prohibiting or limiting disclosure of confidential or proprietary information;

(iii) all partnership, joint venture, shareholders’ or other similar Contracts;

(iv) all Contracts relating to Indebtedness in an amount of $100,000 dollars or more (other than Permitted Indebtedness);

(v) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP (other than Permitted Indebtedness);

(vi) all Contracts entered into outside the ordinary course of business (A) with independent contractors, distributors, dealers, manufacturers’ representatives, sales agencies or franchisees, (B) with aggregators, manufacturers and equipment vendors, and (C) with respect to the sale of services, products or both, to customers;

(vii) all guarantees of any Indebtedness or other obligations to any Person, including, but not limited to, any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities or Indebtedness of any other Person (other than Permitted Indebtedness);

(viii) all Contracts between or among the Company or any Subsidiary, on the one hand, and any current or former officer, director, shareholder, Affiliate or Associate of the Company or any Associate of any such officer, director, shareholder or Affiliate, on the other hand, other than Contracts disclosed pursuant to Section 2.10(a)(viii) of the Disclosure Schedule;

(ix) all collective bargaining or similar labor contracts;

(x) all Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness (other than Permitted Indebtedness), to incur or suffer to exist any Lien (other than Permitted Liens), to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages, (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition or (C) require the Company or any Subsidiary to maintain insurance in certain amounts or with certain coverages;

(xi) all Contracts that provide for continuing research and development and/or design or other services after the Closing Date;

(xii) any Contract that expires or may be renewed at the option of any Person other than the Company or any Subsidiary, so as to expire more than one (1) year after the date of this Agreement;

(xiii) any Contract that is not terminable by the Company or any Subsidiary upon thirty (30) days (or less) notice by the Company or such Subsidiary without penalty or obligation to make payments based on such termination and which (i) requires payments by the Company or a Subsidiary in excess of $100,000 dollars (either alone or pursuant to a series of related contracts) or (ii) requires the provision of services to any Person after the Closing;

(xiv) any Contract containing any covenant (A) limiting in any material respect the right of the Company or any Subsidiary to engage or compete in any line of business, to make use of any material Intellectual Property owned by the Company or any Subsidiary or to compete with any Person, (B) granting any exclusive distribution rights, (C) providing “most favored nations” terms for Company products or services, in each case, where such Contract adversely affects or would reasonably be expected to adversely affect the right of the Company or any Subsidiary to sell, distribute or manufacture any Company products or services or material Intellectual Property owned by the Company or any Subsidiary or to purchase or otherwise obtain any material software, components, parts or subassemblies;

(xv) all powers of attorney and comparable delegations of authority; and

(xvi) all other Contracts not otherwise required to be disclosed above in Section 2.10(a) of the Disclosure Schedule which are material to the Company or any Subsidiary.

(b) Each Contract required to be disclosed in Section 2.10(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, and to the Knowledge of the Company, each other party thereto.

(c) Except as set forth in Section 2.10(c) of the Disclosure Schedule:

(i) neither the Company nor any Subsidiary has violated or breached, or committed any default under, any Contract to which it is a party in any material respect, and, to the Company’s Knowledge, no other Person has violated or breached, or committed any default under, any such Contract in any material respect;

(ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Contract in any material respect, (B) give any Person the right to declare a default or exercise any remedy under any Contract, (C) give any Person the right to accelerate the maturity or performance of any Company Contract, or (D) give any Person the right to cancel, terminate or modify any material Company Contract;

(iii) since December 31, 2006, neither the Company nor any Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Contract; and

(iv) since December 31, 2006, neither the Company nor any Subsidiary has waived any of its material rights under any material Contract.

(d) No Person is renegotiating, or has a right pursuant to the terms of any Contract to renegotiate, any amount paid or payable under any material Contract or any other material term or provision of any material Contract.

(e) The Contracts identified in Section 2.10(a) of the Disclosure Schedule collectively constitute all of the Contracts necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted in any material respect.

2.11 Employees.

(a) A complete and accurate list setting forth all employees, officers, directors, contractors and consultants of the Company and the Subsidiaries as of the date hereof, together with their titles or positions, dates of hire, regular work location and current compensation, current salary and benefits, age, notice period, and all employment contracts or other agreements between the Company or any Subsidiary and any officer or, employee or any other contractor, consultant or person relating to the performance of services is included in Section 2.11(a) of the Disclosure Schedule. Copies of all such agreements have been delivered or made available to Acquirer. Except as set forth in Section 2.11(a) of the Disclosure Schedule, the completion of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due to any current or former officer, director, or employee of, or consultant to, the Company or a Subsidiary.

(b) There are no outstanding offers of employment or engagement made to any person by the Company or any Subsidiary and there is no one who has accepted an offer of employment or engagement made by the Company or any Subsidiary who has not yet taken up that employment or engagement.

(c) Except as set forth in Section 2.11(c) of the Disclosure Schedule, no employee, officer, director, contractor or consultant of the Company or any Subsidiary:

(i) has given or received notice terminating his or her employment or engagement or altering its terms, and no such person will be entitled as a result of the entering into of this Agreement and the sale of the Company Capital Stock to Acquirer to give notice of termination or to claim for any payment or benefit or to treat himself as being released from any obligation and no such person is planning to terminate his or her employment as of or shortly after the Closing; or

(ii) is currently on sick leave which (as of the date of this Agreement) has been for more than 14 consecutive days; or

(iii) is currently on sabbatical or parental leave.

(d) Since December 31, 2006 (i) no change has been made in the rate or basis of remuneration, fee or other benefits provided for or paid to any employee, officer, director, consultant or contractor of the Company or any Subsidiary, and (ii) no change has been made in any other terms of employment or engagement of any such employee, officer, director, consultant or contractor other than in the ordinary course of business and which is reflected in Section 2.11(a) of the Disclosure Schedule.

(e) Neither the Company nor any Subsidiary has entered into any agreement or given any assurance (whether legally binding or not) regarding any future variation in any contract of employment or other agreement in respect of any of their employees, officers, directors, consultants or contractors or any agreement imposing an obligation on the Company or any Subsidiary to increase the basis and/or rates of remuneration or payment and/or the provision of other benefits to or on behalf of its directors, employees, consultants or contractors at any future date.

(f) To the Company’s Knowledge, there are not any facts or matters affecting any key employee of the Company which might reasonably be considered grounds for dismissing such key employee or warning such employee that the continuation of any conduct or behavior may lead to dismissal.

(g) No grievance or complaint of sex, race or disability discrimination, whether formal or informal, is pending in an administrative or litigation proceeding nor has been raised by any employee, director or consultant or former employee, director or consultant of the Company in the twelve months prior to Closing.

(h) Neither the Company nor any Subsidiary has made any loans to or entered into any credit transaction with any of its directors or any employee or officer which has not been reflected in the Company Financials.

(i) The Company and each Subsidiary has made available to Acquirer true, complete and correct copies of (i) each Plan (or, in the case of any unwritten Plans, descriptions thereof), (ii) the most recent annual report filed with the IRS with respect to each Plan (if any such report was required), (iii) the most recent summary plan description for each Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Plan and (v) all correspondence with the IRS or United States Department of Labor relating to any outstanding controversy or audit. Each Plan complies in all material respects with applicable laws, including, without limitation, ERISA and the Code. All Plans required to have been approved by any non United States Governmental Authority (or permitted to have been approved to obtain any beneficial tax or other status) have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the date of this Agreement, to the Knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Plan that is reasonably likely to affect any such approval relating thereto or increase the costs relating thereto. The Company has made available to Acquirer a complete and correct copy of the most recent determination or approval letter received with respect to each Plan, as well as a complete and correct copy of each pending application for a determination, opinion or approval letter, if any.

(j) No Benefit Plan or Benefit Agreement that provides welfare benefits (each, a “Welfare Plan”) is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), or is unfunded or self-insured. There are no agreements and there have been no communications, written or oral, that would prevent any Welfare Plan (including any Welfare Plan covering retirees or other former employees) from being amended or terminated without material liability to the Company or any Subsidiary on or at any time after the Effective Time. No Welfare Plan provides benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code, ERISA or other applicable Law.

(k) Except as expressly set forth in Section 2.11(k) of the Disclosure Schedule, no persons will be entitled to any severance, change in control, termination, bonus or other additional compensation or benefits from or on behalf of the Company or any Subsidiary or any acceleration of the time of payment or vesting of any compensation or benefits as a result of the Mergers or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) or any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of the Mergers or any of the other transactions contemplated by this Agreement (alone or in combination with any other event). The execution and delivery of this Agreement, the consummation of the Mergers and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by the Company with the provisions of this Agreement do not and will not (A) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Plan or agreement, (B) trigger the forgiveness of indebtedness owed by any persons to the Company or any of its Affiliates or (C) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s ability to amend, modify or terminate, any Plan or agreement.

(l) Neither the Company nor any Subsidiary has received written, or to the Knowledge of the Company, oral notice of, and, to the Knowledge of the Company, there are no, pending investigations by any Governmental or Regulatory Authority with respect to, or pending termination proceedings or other claims (except claims for benefits payable in the normal operation of the Plans), suits or proceedings against or involving any Plan or asserting any rights or claims to benefits under, any Plan.

(m) All material contributions, premiums and benefit payments under or in connection with the Plans that are required to have been made by the Company or any Subsidiary have been timely made.

(n) With respect to each Plan, (A) there has not occurred any prohibited transaction in which the Company, any Subsidiary or any of their respective directors, officers or employees or, to the Knowledge of the Company, any trustee or other fiduciary or administrator of any Plan or trust created thereunder, in each case, who is not a director, officer or employee of the Company or any Subsidiary (a “Non-Affiliate Plan Fiduciary”), has engaged that is reasonably likely to subject the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any Non-Affiliate Plan Fiduciary, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA or any other applicable Law and (B) none of the Company, any Subsidiary or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any Non-Affiliate Plan Fiduciary, or any agent of any of the foregoing, has engaged in any transaction or acted in a manner, or failed to act in a manner, that is reasonably likely to subject the Company, any Subsidiary or, to the Knowledge of the Company, any Non-Affiliate Plan Fiduciary to any liability for breach of fiduciary duty under ERISA or any other applicable Law.

(o) Each Plan has been maintained, funded, operated and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to, ERISA, the Code, and the Health Insurance Portability and Accountability Act of 1996. Each Plan that is intended to be qualified under Section 401 of the Code and each trust forming a part thereof that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification and tax-exempt status and nothing has occurred since the date of such determination or opinion letter that could adversely affect the qualification of such Plan or the tax-exempt status of such related trust. No event has occurred and, to the Company’s Knowledge, there currently exists no condition or set of circumstances in connection with which the Company could reasonably be expected to be subject to any liability under the terms of any Plans, ERISA, the Code or any other applicable law, including any liability under Title IV of ERISA. Each Plan can be amended or terminated in accordance with its terms and any applicable law without any material liability to the Company other than for benefits accrued or incurred before such amendment or termination. No Plan is a plan subject to Title IV of ERISA. No Plan is a “multiemployer plan” as defined in Sections 3(37) of ERISA and 414(f) of the Code, nor a “multiple employer plan” as described in Sections 4063(a) of ERISA and 413 of the Code, and neither the Company nor any Person which, together with the Company, would be treated as a single employer under Sections 4001 of ERISA or 414 of the Code has ever contributed or had an obligation to contribute to any such plans.

(p) There are no controversies or labor or trade disputes or union organization activities pending or, to the Company’s Knowledge, threatened between the Company or any Subsidiary and any of its respective employees nor are there facts known to the Company or its Subsidiaries which might indicate that there may be any such dispute or activities.

(q) No collective agreements are binding on the Company or any Subsidiary as of the Closing Date. As of the date hereof, none of the Company’s or any Subsidiary’s employees are employed by any other employer. No employees in addition to the Key Employees are required for the Company’s business operations to be carried out as currently operated. Each of the Company’s employees has a permanent right to reside and work in the jurisdiction in which they are employed.

(r) There are no existing or former employees or other persons that have a right of employment or re-employment with the Company or any Subsidiary.

(s) Neither the Company nor Subsidiary has any consultants and has not at any time had any consultant, that under labor laws or tax laws would be deemed as an employee.

(t) Neither the Company nor any Subsidiary has any outstanding obligations owed to or by any current or former employee or officer, including the Company’s current and former management and Company’s Board of Directors which has not been reflected in the Company Financials or that has arisen since December 31, 2006. No former employee or any other person is entitled to any pension benefits, profit sharing arrangements, retirement plans, severance benefits, life or medical insurance plans or programs, or bonus or incentive plans or schemes granted by or relating to the Company.

(u) There is no pending or, to the Company’s Knowledge, threatened (i) claim by, or outstanding settlement with, any current or former Company or Subsidiary director, officer, or employee or any other affiliated person against the Company, (ii) labor or union litigation in relation to former employees or officers, or (iii) strike.

(v) All accrued costs or pensions, holidays, overtime and bonuses accrued up to the respective Company Financials date are set out in the respective Company Financials.

(w) Each current and former employee, officer, contractor and consultant of the Company and any Subsidiary has executed an agreement which contains a clause assigning the inventions created by the employee to the Company. No current or former employee, officer, contractor or consultant of the Company or any Subsidiary has excluded works or inventions from his or her assigned inventions pursuant to such Proprietary Information and Inventions Agreement or similar agreement which contains a clause in this respect.

(x) The Company and each Subsidiary (i) has withheld and paid to the appropriate Governmental Authorities or are withholding for payment not yet due to such authorities, all amounts required to be withheld from its employees; (ii) is not liable for any arrears of wages, overtime pay, allowances, subsides, bonuses, ex gratia payments (if applicable), taxes, penalties or other sums for failure to comply with any of the foregoing; and (iii) has complied in all respects with all applicable laws, rules and regulations relating to the employment of labor, including, without limitation, for the R.O.C. entity, the Labor Standards Law, the Labor Inspection Law, the Rules for the Allocation and Management of the Workers’ Retirement Reserve Funds, the Labor Pension Act, and for the entities in the People’s Republic of China (the “PRC”), the Labor Law of the PRC, including in each case, those relating to hours, wages, collective bargaining and the payment and withholding of taxes and other sums are required by appropriate authorities.

(y) Except as expressly set forth in Section 2.11(y) of the Disclosure Schedule, neither the Company nor any Subsidiary has any deferred compensation, pension, health, profit sharing, bonus, stock purchase, stock option, hospitalization, insurance, severance, redundancy, workers’ compensation, supplemental unemployment benefits, vacation benefits, disability benefits, or any other employee benefit or otherwise, or welfare benefit plan or obligation covering any of its officers or employees employed in the Taiwan (the “Foreign Employee Plans”) or any information understanding with respect to the foregoing. The Foreign Employee Plans set forth in the Disclosure Schedule are in compliance with any applicable law, regulation or governmental order, including for the Taiwan entity, the Rules for the Allocation and Management of the Workers’ Retirement Reserve Funds and the Labor Pension Act, and for the PRC entities, the Labor Law of the PRC. In Taiwan, the Company has complied with the Rules for the Allocation and Management of the Workers’ Retirement Reserve Funds with respect to employees after July 1, 2005, and has properly transitioned pension withholdings for employees to be in compliance with current law.

(z) The Company has obtained the Social Security Registration Certificate issued by the relevant local PRC labor bureau, and has duly performed all of its legal obligations to make social security (including basic pension, basic medical insurance, unemployment insurance and work-related injury insurance) and housing fund contributions for all of its employees in full and on a timely basis as required by PRC law.

(aa) The Company or any Subsidiary has paid all severance and other compensation (such as medical subsidies) payable to its employees employed in the PRC in accordance with the standards prescribed by PRC law.

(bb) All employees of the Company or any Subsidiary employed in the PRC to be employed by Acquirer have undergone and duly passed a medical check-up at the Company’s expense.

(cc) The Company or any Subsidiary has fully paid its employees a mutually agreed upon amount of monetary compensation in consideration of their performance of non-compete undertakings.

(dd) The Company or any Subsidiary has issued a termination certificate to each employee employed in the PRC who wishes to terminate his or her employment agreement with the Company or any Subsidiary, as required by relevant PRC law and/or the relevant employment agreement.

(ee) There are no pending labor disputes (arbitration or litigation) or claims against the Company or any Subsidiary.

2.12 Compliance, Licenses and Consents.

(a) The Company and its Subsidiaries have maintained and is in compliance in all material respects with the terms of all public approvals, permissions, authorizations and/or licenses required to be obtained by it in connection with the conduct of its business, and none of such approvals, permissions, authorizations and/or licenses has been obtained on terms which have not been performed in all material respects.

(b) No material license, consent, permission, authorization or approval currently held by the Company or any Subsidiary and necessary for the carrying on of the business as carried on as of the Closing will not be renewed in whole or in part nor has the Company or any Subsidiary received any notice that any material license, consent, permission, authorization or approval is likely to be revoked, suspended or cancelled.

(c) The Company and its Subsidiaries are in compliance in all material respects with all applicable laws and no claim has been made by any public authority that the Company or any Subsidiary is non-compliant and, to the Company’s Knowledge, there exists no ground for any such claim. Neither the Company nor any Subsidiary (i) has committed nor is it liable for, and no claim has been made that it has committed or is liable for, any criminal or illegal act, or (ii) received notice that it is in breach of any obligation or duty whether imposed by or pursuant to statute.

(d) Neither the Company nor any Subsidiary is the subject of any public prohibition or injunction, and, to the Company’s Knowledge, no such prohibition or injunction is imminent and no proceedings in respect thereof have been commenced. Neither the Company nor any Subsidiary has received written notification that any investigation or inquiry is being, or has been, conducted by, or received any written request for information from any governmental, regulatory or other authority, department, board, body or agency in respect of its affairs.

(e) Each agreement or transaction made between the Company and a shareholder or a party affiliated with a shareholder has been made on arm’s length basis and in compliance with all applicable laws.

(f) Except as set forth in Section 2.12 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the transactions contemplated hereby does not and will not require the Company or any Subsidiary to obtain any consent, approval or action of, or make any filings with or give notice to any customer, supplier or landlord.

2.13 Substantial Customers and Suppliers. Section 2.13 of the Disclosure Schedule lists the Company’s fifteen largest customers, which collectively represent over 75% of the Company’s revenue on the basis of revenues collected or accrued for the most recent complete fiscal year. Section 2.13 of the Disclosure Schedule lists the Company’s fifteen largest suppliers, which collectively represent over 75% of the Company’s revenue on the basis of cost of goods or services purchased for the most recent fiscal year. Except as disclosed in Section 2.13 of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company since December 31, 2006 or, to the Knowledge of the Company, has threatened to cease or materially reduce such purchases or sales or provision of services after the date hereof. Except as disclosed in Section 2.13 of the Disclosure Schedule, to the Knowledge of the Company, no such customer or supplier is threatened with bankruptcy or insolvency.

2.14 Accounts Receivable. Except as set forth in Section 2.14 of the Disclosure Schedule, the accounts and notes receivable of the Company reflected on the Company Financials, and all accounts and notes receivable arising subsequent to December 31, 2006, (a) arose from bona fide sales transactions in the ordinary course of business, consistent with past practice, and are payable on ordinary trade terms, (b) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, (c) are not subject to any valid set-off or counterclaim and (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

2.15 Inventory. All inventory of the Company reflected on the balance sheet included in the Company Financials consisted, and all such inventory acquired since the December 31, 2006 consists, of a quality and quantity usable and salable in the ordinary course of business as currently conducted or as reasonably contemplated to be conducted. Except as disclosed in the notes to the Company Financials or in Section 2.15 of the Disclosure Schedule, all items included in the inventory of the Company are the property of the Company free and clear of any Lien (other than Permitted Liens), have not been pledged as collateral (other than Permitted Indebtedness), are not held by the Company on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or Regulatory Authorities.

2.16 Banks and Brokerage Accounts. Section 2.16 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto and (c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

2.17 Warranty Obligations.

(a) Section 2.17(a) of the Disclosure Schedule sets forth (i) a list of all forms of written warranties, guarantees and written warranty policies of the Company in respect of any of the Company’s products and services, which are currently in effect (the “Warranty Obligations”), and the duration of each such Warranty Obligation, (ii) each of the Warranty Obligations which is subject to any dispute or, to the Knowledge of the Company, threatened dispute and (iii) the experience of the Company with respect to warranties, guarantees and warranty policies of or relating to the Company’s products and services. True and correct copies of the Warranty Obligations have been delivered or made available to Acquirer prior to the execution of this Agreement.

(b) Except as disclosed in Section 2.17(b) of the Disclosure Schedule, (i) there have not been any material deviations from the Warranty Obligations, and no salesperson, employee or agent of the Company is authorized to undertake obligations to any customer or other Person in excess of such Warranty Obligations and (ii) the Current Balance Sheet reflects adequate reserves for Warranty Obligations. All products manufactured, designed, licensed, leased, rented or sold by the Company (A) are and were free from material defects in construction and design and (B) satisfy any and all Contract or other specifications related thereto to the extent stated in writing in such Contracts or specifications, in each case, in all material respects.

2.18 Approvals.

(a) Section 2.18(a) of the Disclosure Schedule contains a list of all material Approvals of Governmental or Regulatory Authorities relating to the business conducted by the Company which are, to the Company’s Knowledge, required to be given to or obtained by the Company or any Subsidiary from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (other than the filing of the applicable Agreement of Merger, together with the required officers’ certificates, and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under state or federal securities laws).

(b) Section 2.18(b) of the Disclosure Schedule contains a list of all material Approvals which are, to the Company’s Knowledge, required to be given to or obtained by the Company from any and all third parties other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) All material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by the Company as it is currently being conducted are set forth in Section 2.18(c)(1) of the Disclosure Schedule. Except as set forth in Section 2.18(c)(2) of the Disclosure Schedule, the Company has obtained all material Approvals from Governmental or Regulatory Authorities necessary to conduct the business conducted by the Company in the manner as it is currently being conducted and there has been no written notice received by the Company of any material violation or material non-compliance with any such Approvals.

(d) The affirmative vote or consent of the holders of (i) a majority of the shares of Company Common Stock outstanding as of the applicable record date, voting separately as a class, (ii) a majority of the shares of Company Preferred Stock outstanding as of the applicable record date, voting together (on an “as converted to Company Common Stock” basis) as a separate class, and (iii) a majority of the shares of Company Common Stock and Company Preferred Stock outstanding as of the applicable record date, voting together (on an “as converted to Company Common Stock” basis) as a separate class, are the only votes of the holders of any of the Company Capital Stock necessary to approve this Agreement, the First Merger and the transactions contemplated hereby. The affirmative vote or consent of the holders of a majority of each series of Company Preferred Stock is required to approve the conversion of all outstanding shares of Company Preferred Stock to Company Common Stock prior to consummation of the First Merger.

2.19 Tax.

(a) All Tax Returns required to be filed by or on behalf of the Company and each of its Subsidiaries have been duly filed on a timely basis and such Tax Returns were, when filed, true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto, and all payments of estimated Taxes required to be made by or on behalf of the Company under section 6655 of the Code or comparable provisions of state, local or foreign law, have been paid in full on a timely basis, and no other Taxes are payable by the Company or any Subsidiary with respect to items or periods covered by such Tax Returns (whether or not shown on such Tax Returns). The Company and each of its Subsidiaries has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. The Company or any Subsidiary has received, from each employee who holds stock that is subject to a substantial risk of forfeiture as of the date hereof, a copy of the election(s) made under section 83(b) of the Code with respect to all such shares. There are no liens on any of the assets of the Company or any Subsidiary with respect to Taxes, other than liens for Taxes not yet due and payable. Neither the Company nor any Subsidiary has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise tax returns other than as a member of a group of which the Company is the ultimate parent for a period for which the statute of limitations for any Tax potentially applicable as a result of such membership has not expired.

(b) The amount of the Company’s or any Subsidiary’s liabilities for unpaid Taxes for all periods through May 31, 2007 does not, in the aggregate, exceed the amount of the liability accruals for Taxes reflected on the Interim Financial Statements, and the Interim Financial Statements properly accrue in accordance with GAAP all liabilities for Taxes of the Company or any Subsidiary payable after May 31, 2007 attributable to transactions and events occurring prior to such date. No liability for Taxes of the Company or any Subsidiary has been incurred or material amount of taxable income has been realized (or prior to and including the date immediately preceding the Closing Date will be incurred or realized) after May 31, 2007 other than in the ordinary course of business.

(c) Acquirer has been furnished by the Company or has been given access to true and complete copies of (i) all income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of the Company and any Subsidiary relating to Taxes, and (ii) all federal, state and foreign income or franchise tax returns and state sales and use Tax Returns for or including the Company or any Subsidiary for all periods since the Company’s inception.

(d) No audit of the Tax Returns of or including the Company or any Subsidiary by a government or taxing authority is in process, threatened or, to the Company’s Knowledge, pending, in all cases for which the Company or any Subsidiary has received written notice thereof. No deficiencies exist or have been asserted in writing with respect to Taxes of the Company or any Subsidiary, and neither the Company nor any Subsidiary has received written notice that it has not filed a Return or paid Taxes required to be filed or paid. Neither the Company nor any Subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened in writing against the Company, any Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of the Company or any Subsidiary.

(e) Neither the Company nor any Subsidiary is (nor has it ever been) a party to any tax sharing agreement. Since inception, neither the Company nor any Subsidiary has been a distributing corporation or a controlled corporation in a transaction described in section 355(a) of the Code.

(f) Neither the Company nor any Subsidiary is, nor has it been, a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. Except as set forth in Section 2.19(f) of the Disclosure Schedule, neither the Company nor any Subsidiary has entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a nondeductible expense to the Company or any Subsidiary pursuant to section 280G or 162(m) of the Code or an excise tax to the recipient of such payment pursuant to section 4999 of the Code. Neither the Company nor any Subsidiary has agreed to, nor is it required to make, other than by reason of the First Merger, any adjustment under Code section 481(a) by reason of, a change in accounting method, and neither the Company nor any Subsidiary will otherwise have any income reportable (other than as a result of the First Merger) for a period ending after the Closing Date attributable to a transaction or other event (e.g., an installment sale) occurring prior to the Closing Date.

(g) No current or former director, officer, employee, contractor or consultant of the Company or any Subsidiary is entitled to any gross-up, make-whole or other additional payment from the Company or any Subsidiary in respect of any tax (including Federal, state, local and foreign income, excise and other taxes (including taxes imposed under Sections 4999 or 409A of the Code)) or interest or penalty related thereto.

(h) Each nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party and which is subject to Section 409A has been operated in accordance with a good faith interpretation of the requirements of Section 409A. Neither the Company nor any Subsidiary has or had any obligation to report a violation of Section 409A of the Code.

(i) Except as set forth in Section 2.19(i) of the Disclosure Schedule, the exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and the Company Options are not subject to Section 409A of the Code.

2.20 Environmental Matters. Except as set forth in Section 2.20 of the Disclosure Schedule:

(a) The Company and its Subsidiaries possess any and all Environmental Permits necessary to or required for the operation of their business as currently conducted or as reasonably contemplated to be conducted.

(b) The Company and its Subsidiaries are in compliance, in all material respects, with (i) all terms, conditions and provisions of its Environmental Permits; and (ii) all Environmental Laws.

(c) Neither the Company, its Subsidiaries, nor, to the Company’s Knowledge, any predecessor thereof nor any entity previously owned thereby has received any written notice of alleged, actual or potential responsibility for, or any inquiry regarding, (i) any Release or threatened or suspected Release of any Hazardous Material, or (ii) any violation of Environmental Law, and there is no outstanding civil, criminal or administrative investigation, action, suit hearing or proceeding pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary pursuant to any Environmental Law.

(d) Neither the Company, its Subsidiaries, nor, to the Company’s Knowledge, any predecessor thereof nor any entity previously owned thereby has any obligation or liability with respect to any Hazardous Material, including any Release or threatened or suspected Release of any Hazardous Material and any violation of Environmental Law, and, to the Company’s Knowledge, there have been no events, facts or circumstances which could form the basis of any such obligation or liability.

2.21 Absence of Litigation.

(a) No litigation, arbitration, administrative or criminal proceedings by or against the Company or any Subsidiary are pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary. To the Company’s Knowledge, there are no facts or circumstances which will give rise to any litigation, arbitration, administrative or criminal proceedings against the Company or any Subsidiary.

(b) Neither the Company nor its Subsidiaries are subject to any judgment, injunction or other judicial or arbitral decision or award which in any material respect restricts the Company’s present or future business.

2.22 Export Control Laws. The Company and each of its Subsidiaries have at all times conducted their export transactions materially in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a) The Company and each of its Subsidiaries have obtained, and are in material compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals;

(c) To the Company’s Knowledge, as of the date hereof, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that have given rise to any material claims; and

(d) No Export Approvals for the transfer of material export licenses to Acquirer or the Final Surviving Corporation are required.

2.23 Foreign Corrupt Practices Act. To the Company’s Knowledge, neither the Company nor any Subsidiary (including any of their officers, directors, agents, distributors, employees or other Persons acting on behalf of the Company or any Subsidiary) have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery legal requirements applicable to the Company or any Subsidiary in any jurisdiction other than the United States (collectively, the “FCPA”), or, to the Company’s Knowledge, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with the FCPA.

2.24 Insurance Coverage. The Company has made available to Acquirer true, correct and complete copies of all policies of insurance of the Company and its Subsidiaries issued at the request or for the benefit of the Company. Such policies are and will be outstanding and duly in force on the Closing Date and, unless the Acquirer determines otherwise after the Closing, at least one month following the Closing Date. There are no circumstances that will (i) lead to a claim against such insurance or (ii) lead to any such insurance being revoked, violated or not renewed in the ordinary course.

2.25 Brokers or Finders. No person is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with this Agreement or the Mergers.

2.26 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement and the transactions contemplated hereby (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of the Company pursuant to (i) any provision of the Company’s Articles of Incorporation, as amended, or Bylaws, or (ii) any agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which the Company is a party or by which the properties or assets of the Company is bound, or (b) conflict with or result in any breach or violation of or require any consent, approval or action of, or require the Company or any shareholder to make any filing with or under any statute, judgment, decree, order, rule or governmental regulation applicable to the Company or its properties or assets or any governmental or regulatory agency, except, in the case of clause (a)(ii) for any of the foregoing that would reasonably be expected not to, individually or in the aggregate, have a material adverse effect on the Company or that would reasonably be expected not to result in the creation of any material lien, charge or encumbrance upon any assets of the Company or that would not prevent, materially delay or materially burden the transactions contemplated by this Agreement. As used in this Agreement, any reference to any event, change or effect being “material” or “materially adverse” or having a “material adverse effect” on or with respect to an entity (or group of entities, taken as a whole) means such event, change or effect is material or materially adverse, as the case may be, to the business, condition (financial or otherwise), properties, assets, liabilities, or results of operations of such entity (or, if with respect thereto, of such group of entities taken as a whole); provided, however, in the case of the Company and its Subsidiaries, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a material adverse effect on the Company: (i) any material changes in general economic, market or political conditions (including any changes relating to or arising out of war, actors of terrorism or pandemic) or (ii) any change, event or effect caused by conditions generally affecting the industry in which the Company operates and not uniquely related to the Company.

2.27 Tax-Free Reorganization. To the Knowledge of the Company after consultation with the Company’s tax advisors, neither the Company nor any of its directors, officers or shareholders has taken any action which could reasonably be expected to jeopardize the status of the Mergers as a “reorganization” within the meaning of section 368(a) of the Code.

2.28 Financial Projections/Operating Plan.

(a) The Company has made available to Acquirer certain financial projections with respect to the Company’s business, which projections were prepared for internal use only. The Company makes no representation or warranty regarding the accuracy of such projections or as to whether such projections will be achieved, except that the Company represents and warrants that such projections were prepared in good faith and are based on assumptions believed by the Company to be reasonable as of the date of preparation of the such projections and of this Agreement.

(b) The Company has made available to Acquirer the written budget or other written operating plan for fiscal 2007 (the “Operating Plan”). The Company makes no representation or warranty regarding its ability to successfully execute the Operating Plan, except that the Company represents and warrants that the Operating Plan was prepared in good faith and is based on assumptions believed by it to be reasonable as of the date of preparation of the Operating Plan and of this Agreement.

2.29 Takeover Statutes. The Board of Directors of the Company has taken the necessary action to make inapplicable of this Agreement, the Merger and the transactions contemplated hereby, all Takeover Statutes applicable to the Company.

2.30 No Solicitation. Since June 5, 2007, the Company has not taken nor has the Company permitted any of the Company’s officers, directors, employees, shareholders, attorneys, investment advisors, agents, representatives, Affiliates or Associates (collectively, “Representatives”) to (directly or indirectly), take any of the actions prohibited from being taken on or after the date of this Agreement by Section 4.2 with any Person other than Acquirer and its designees.

2.31 No Misleading Statements. No representation or warranty made herein, in the Disclosure Schedule or in the Schedules and Exhibits attached hereto by the Company contains any untrue statement of a material fact or, to the Company’s Knowledge, omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading. The Company has provided or made available to Acquirer all of the Contracts, Licenses and other material information heretofore requested on behalf of Acquirer in writing.

2.32 Information Statement The information supplied by the Company for inclusion in the information statement to be sent to the shareholders of the Company in connection with the meeting of the Company shareholders to consider the Merger (the “Company Shareholders Meeting”) or in connection with the Written Consent (such information statement as amended or supplemented is referred to herein as the “Information Statement”) shall not, on the date the Information Statement is first mailed to the Company shareholders, at the time of the Company Shareholders Meeting, or Written Consent and at the Effective Time, contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company which should be set forth in an amendment to the Information Statement, the Company shall promptly inform Acquirer and shall communicate such information to the Company shareholders in an appropriate manner. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Acquirer, Spartacus I Merger Sub or Spartacus II Merger Sub which is contained in any of the foregoing documents.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer hereby represents and warrants as follows:

3.1 Organization. Acquirer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Acquirer and each of the Merger Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each has full corporate power and authority to (i) conduct its business as now conducted and as currently proposed to be conducted, (ii) to own, use, license and lease its Assets and Properties, and (iii) to perform its obligations under all Contracts to which it is a party. Acquirer and each of the Merger Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so duly qualified, licensed or admitted and in good standing that could not reasonably be expected to have an adverse effect on the Business or Condition of Acquirer.

3.2 Authority. Each of Acquirer and the Merger Subsidiaries has all requisite corporate power and authority to enter into this Agreement and any Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Acquirer and each of the Merger Subsidiaries and any Ancillary Agreements to which it is a party, the performance by Acquirer and each of the Merger Subsidiaries of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Acquirer and each of the Merger Subsidiaries of their respective and each of the Merger Subsidiaries, and no further action is required on the part of Acquirer, Acquirer’s stockholders or either of the Merger Subsidiaries to authorize this Agreement, the Mergers and the other transactions contemplated hereby. This Agreement and any Ancillary Agreements to which Acquirer or either of the Merger Subsidiaries is a party have been duly executed and delivered by Acquirer and the Merger Subsidiaries and constitute the valid and binding obligations of Acquirer and the Merger Subsidiaries, enforceable against each of Acquirer and the Merger Subsidiaries in accordance with their terms.

3.3 Issuance of Acquirer Common Stock. The shares of Acquirer Common Stock to be issued pursuant to the Merger, when issued, will be duly authorized, validly issued, fully paid, non-assessable and issued in compliance with applicable federal and state securities laws subject to the truth and accuracy of the representations made by the Company in Section 2.1.

3.4 SEC Documents; Acquirer Financial Statements. Acquirer has furnished or made available to the Company true and complete copies of all SEC Documents filed by it with the SEC since December 31, 2006, all in the form so filed. As of their respective filing dates, such SEC Documents filed by Acquirer and all SEC Documents filed after the date hereof but before the Closing complied or, if filed after the date hereof, will comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be, and none of the SEC Documents contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent such SEC Documents have been corrected, updated or superseded by a document subsequently filed with the SEC. The financial statements of Acquirer, including the notes thereto, included in the SEC Documents (the “Acquirer Financial Statements”) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) and present fairly the consolidated financial position of Acquirer at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments), it being understood that such financial statements may be required to be restated from time to time. The balance sheet of Acquirer contained in its SEC Documents for the quarter ended March 31, 2007 is hereinafter referred to as the “Acquirer Balance Sheet.”

3.5 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the properties or assets of Acquirer or any of its subsidiaries, pursuant to (i) any provision of Acquirer’s Certificate of Incorporation or Bylaws, or (ii) any material agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which Acquirer or any of its subsidiaries is a party or by which the properties or assets of Acquirer or any of its subsidiaries is bound, or (b) to the knowledge of Acquirer after reasonable inquiry, conflict with or result in any breach or violation of any statute, judgment, decree, order, rule or governmental regulation applicable to Acquirer or any of its subsidiaries or their respective properties or assets, except, in the case of clauses (a)(ii) and (b) for any of the foregoing that would not, individually or in the aggregate, have a material adverse effect on Acquirer and its subsidiaries, taken as a whole, or that would not result in the creation of any material Lien, charge or encumbrance upon any assets of Acquirer or any of its subsidiaries or that would not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

3.6 Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental or Regulatory Authority is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement by Acquirer or the consummation by Acquirer of the transactions contemplated hereby, except for such consents, approvals, orders, authorizations, registrations, declarations, qualifications or filings as may be required under federal or state securities laws in connection with the transactions set forth herein or which the failure to obtain would not have a material adverse effect on the consummation by Acquirer of the transactions contemplated hereby.

3.7 Brokers or Finders. Neither Acquirer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with this Agreement or the transactions contemplated hereby, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of Acquirer.

3.8 Tax-Free Reorganization. To the knowledge of Acquirer after consultation with Acquirer’s tax advisors, neither Acquirer nor any of its directors, officers or shareholders has taken any action which could reasonably be expected to jeopardize the status of the Mergers as a “reorganization” within the meaning of section 368(a) of the Code.

3.9 Information Statement. The Information supplied by Acquirer for inclusion in the Information Statement shall not, on the date the Information Statement is first mailed to the Company shareholders, at the time of the Company Shareholders Meeting, or the Written Consent of shareholders and at the Effective Time, contain any statement which is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquirer which should be set forth in an amendment to the Information Statement, Acquirer shall promptly inform the Company so that it can communicate such information to the Company shareholders in an appropriate manner. Notwithstanding the foregoing, Acquirer makes no representation, warranty or covenant with respect to any information supplied by the Company which is contained in any of the foregoing documents.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (unless the Company is required to take such action pursuant to this Agreement or Acquirer shall give its prior consent in writing which consent shall not be unreasonably withheld) to carry on its business in the usual, regular and ordinary course consistent with past practice and in any event consistent with the Operating Plan provided prior to the date of this Agreement to Acquirer (including continuing to hire new employees at a rate at least at the levels provided in the Operating Plan; any material deviations from, or material modifications to, the Operating Plan shall be required to be approved in advance by Acquirer), to pay its Liabilities and Taxes consistent with the Company’s past practices (and in any event when due), to pay or perform other obligations when due consistent with the Company’s past practices (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and, to the extent consistent with such business, to use all commercially reasonable efforts and institute all policies required to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with it, all with the express purpose and intent of preserving unimpaired its goodwill and ongoing businesses at the Effective Time.

Except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Acquirer, take or agree in writing or otherwise to take, any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent the Company from performing or cause the Company not to perform its agreements and covenants hereunder or knowingly cause any condition to Acquirer’s closing obligations in Section 7.1 or Section 7.3 not to be satisfied. Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, (i) the Company shall cause its officers to report regularly to Acquirer concerning the status of the Company’s business and notify Acquirer of any materially negative event known to the Company involving or adversely affecting the Company or its businesses, and (ii) except as set forth in the Disclosure Schedule or as required or expressly permitted by this Agreement, the Company shall not do, cause or permit any of the following, without the prior written consent of Acquirer:

(a) Charter Documents: cause or permit any amendments to its Articles of Incorporation or Bylaws;

(b) Dividends; Changes in Capital Stock: declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(c) Stock Options: grant any Company Option or other Company Equity Award or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its Plan or authorize cash payments in exchange for any Company Equity Award granted under any of such plan;

(d) Contracts: enter into any Contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its Contracts, other than Contracts in the ordinary course of business consistent with past practice which involve total obligations of less than $50,000 and which are not otherwise material to the business of the Company, or renew or extend any lease pursuant to which the Company is obligated to make payments thereunder;

(e) Issuance of Securities: issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the conversion of outstanding shares of Company Preferred Stock and the exercise of Company Equity Awards outstanding as of the date hereof;

(f) Intellectual Property: dispose of, license or transfer to any person or entity any rights to any Intellectual Property of the Company other than non-exclusive licenses in connection with the sale of Company products in the ordinary course of business consistent with past practice;

(g) Exclusive Rights: enter into or amend any agreement pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of Company’s products or technology;

(h) Dispositions: sell, lease, license or otherwise dispose of or encumber any of the Company’s properties or assets, except for sales of products (and related nonexclusive licenses) in the ordinary course of business consistent with past practice;

(i) Indebtedness: incur any Indebtedness for borrowed money or guarantee any such Indebtedness, draw down on any credit facility or issue or sell any debt securities or guarantee any debt securities of others;

(j) Payment of Obligations: pay, discharge or satisfy any Liability arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Financials;

(k) Capital Expenditures: make any capital expenditures, capital additions or capital improvements except in accordance with the Company’s Operating Plan;

(l) Insurance: reduce the amount of any insurance coverage provided by existing insurance policies;

(m) Termination or Waiver: terminate or waive any right of substantial value;

(n) Employee Benefit Plans; New Hires; Pay Increases: adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level, consultant or employee, pay any special bonus or special remuneration to any employee, consultant or director or increase the salaries, wage rates or compensation of any employee or consultant;

(o) Severance Arrangements: grant any severance or termination pay (i) to any director, officer or consultant or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof;

(p) Lawsuits: commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquirer prior to the filing of such a suit, or (iii) for a breach of this Agreement;

(q) Acquisitions: acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(r) Taxes: make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Tax Return or any amendment to a Tax Return other than Company’s corporate Tax Return for the year ended December 31, 2006, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(s) Revaluation: revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable; or

(t) Other: take or agree in writing or otherwise to take, any of the actions described in Section 4.1(a) through Section 4.1(s) above, or any other action that would prevent the Company from performing, or cause the Company not to perform, its covenants and agreements hereunder.

4.2 No Solicitation. Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1, the Company will not take (and since June 5, 2007, inclusive has not taken), nor will the Company permit (and since June 5, 2007 inclusive has not permitted) any of the Company’s Representatives to (directly or indirectly), take any of the following actions with any Person other than Acquirer and its designees: (a) solicit, knowingly encourage, initiate, entertain or review any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal (a “Competing Proposed Transaction”), with respect to any possible Business Combination with the Company or any Subsidiary (whether such subsidiaries are in existence on the date hereof or are hereafter organized), (b) provide information not customarily disclosed consistent with the Company’s past practices with respect to the Company or any of its subsidiaries (whether such subsidiaries are in existence on the date hereof or are hereafter organized) to any Person, other than Acquirer, relating to (or which the Company believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company or any Subsidiary (whether such subsidiary is in existence on the date hereof or is hereafter organized), (c) agree to or enter into a Contract with any Person, other than Acquirer, providing for or approving a Business Combination with the Company or any Subsidiary (whether such subsidiary is in existence on the date hereof or is hereafter organized), (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company or any Subsidiary (whether such subsidiary is in existence on the date hereof or is hereafter organized) other than by Acquirer, or (e) authorize or permit any of the Company’s Representatives to take any such action. As of June 5, 2007, the Company ceased and caused to be terminated any such contacts or negotiations with any Person relating to any such transaction or Business Combination. In addition to the foregoing, if the Company receives prior to the Effective Time or the termination of this Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall immediately notify Acquirer thereof, such notice to include the identity of the Person or Persons making such offer, indication of interest or proposal and the terms thereof, and will keep Acquirer apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of the Company and its Representatives set forth in the first sentence of this section. Each of the Company and Acquirer acknowledge that this Section 4.2 was a significant inducement for Acquirer to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the shareholders of the Company in the Merger or (ii) a failure to induce Acquirer to enter into this Agreement.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Shareholder Approval. As soon as reasonably practicable following the execution and delivery of this Agreement, the Company shall give written notice of this Agreement and the proposed Mergers to all Company shareholders and shall use commercially reasonable efforts to take all other action necessary in accordance with the California Code and its Articles of Incorporation and Bylaws to convene a meeting of the shareholders of the Company or to secure the written consent (“Company Shareholder Action”) before August 31, 2007. The Company shall submit this Agreement and the Agreement of Merger to its shareholders for adoption whether or not the Company’s board of directors determines at any time subsequent to declaring its advisability that this Agreement is no longer advisable and recommends that its shareholders reject it. The Company shall consult with Acquirer regarding the date of the Company Shareholder Action and shall not postpone or adjourn (other than for the absence of a quorum) any meeting of the shareholders of the Company without the consent of Acquirer, which consent shall not be unreasonably withheld. The Company shall use all commercially reasonable efforts required to solicit and obtain from shareholders of the Company proxies or written consents (a) in favor of the Mergers and this Agreement, (b) waiving dissenter rights under Chapter 13 of the California Code, (c) agreeing to become bound by the indemnification provisions set forth in Article 6 of this Agreement, (d) agreeing to the appointment of the Shareholder Agent, and (e) as to the Company Preferred Stock, agreeing to the automatic conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time, and shall take all other action necessary or advisable to secure the vote or consent of shareholders required to effect the Mergers (the “Written Consent”). The materials submitted to the shareholders of the Company in respect of the Mergers shall have been subject to prior review and comment by Acquirer and shall include (a) information regarding the Company, the terms of the Mergers and this Agreement, (b) the unanimous recommendation of the board of directors of the Company that the Company’s shareholders approve the First Merger and this Agreement and the transactions contemplated hereby and approve and execute such other documents as may be required to satisfy the applicable requirements of the Securities Act in connection with the issuance and sale of Acquirer Common Stock in the First Merger, (c) the conclusion of the board of directors of the Company that the terms and conditions of the First Merger are advisable, fair and reasonable to, and in the best interests of, the Company’s shareholders and (d) such other documents as may be required to satisfy the applicable requirements of the Securities Act in connection with the issuance and sale of Acquirer Common Stock in the First Merger.

5.2 Access to Information. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice the Company shall

(a) give Acquirer and its officers, employees, accountants, counsel, financing sources and other agents and representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records of the Company, whether located on the premises of the Company or at another location; (b) permit Acquirer to make such inspections as it may require; (c) cause its officers to furnish Acquirer such financial, operating, technical and product data and other information with respect to the business and Assets and Properties of the Company as Acquirer from time to time may request, including financial statements and schedules; (d) allow Acquirer the opportunity to interview such employees and other personnel and Affiliates of the Company with the Company’s prior written consent, which consent shall not be unreasonably withheld or delayed; and (e) assist and cooperate with Acquirer in the development of integration plans for implementation by Acquirer, the First-Step Surviving Corporation and Final Surviving Corporation following the Second Merger; provided, however, that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by the Company herein. Materials furnished to Acquirer pursuant to this Section 5.2 may be used by Acquirer for strategic and integration planning purposes relating to accomplishing the transactions contemplated hereby.

5.3 Confidentiality. The parties acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement dated June 5, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the foregoing, all information furnished to Acquirer and its officers, employees, accountants and counsel by the Company, and all information furnished to the Company by Acquirer and its officers, employees, accountants and counsel, shall be covered by the Confidentiality Agreement, and Acquirer and the Company shall be fully liable and responsible under the Confidentiality Agreement for any breach of the terms and conditions thereof by their respective subsidiaries, officers, employees, accountants, counsel and other Representatives. Furthermore, without limiting the foregoing, each of the parties hereto hereby agrees to keep the terms of this Agreement (except to the extent contemplated hereby) and such information or knowledge obtained in any investigation pursuant to Section 5.2, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential; provided, however, that the foregoing shall not apply to information or knowledge which (a) a party can demonstrate was already lawfully in its possession prior to the disclosure thereof by the other party, (b) is generally known to the public and did not become so known through any violation of Law, (c) became known to the public through no fault of such party, (d) is later lawfully acquired by such party without confidentiality restrictions from other sources not bound by applicable confidentiality restrictions, (e) is required to be disclosed by order of court or Governmental or Regulatory Authority with subpoena powers (provided that such party shall have provided the other party with prior notice of such order and an opportunity to object or seek a protective order and take any other available action) or (f) which is disclosed in the course of any Action or Proceeding between any of the parties hereto.

5.4 Approvals.

(a) The Company shall use commercially reasonable efforts to obtain all Approvals from Governmental or Regulatory Authorities or under any of the Contracts or other agreements as may be required in connection with the Merger (all of which Approvals are set forth in the

Disclosure Schedule) so as to preserve all rights of and benefits to the Company thereunder and Acquirer shall provide the Company with such assistance and information as is reasonably required to obtain such Approvals.

(b) Without limiting the generality of the foregoing, the Company and Acquirer shall, promptly after the date of this Agreement, prepare and file notifications under the HSR Act in connection with the First Merger. The Company and Acquirer shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Authority in connection with antitrust or related matters (each of inquiries or requests referred to in clause (i) or (ii) being referred to herein as a “Second Request”).

(c) Notwithstanding anything to the contrary contained in Section 5.4 or elsewhere in this Agreement, neither Acquirer nor any of its Subsidiaries shall have any obligation under this Agreement to (i) divest or agree to divest (or cause any of its Subsidiaries or the Company to divest or agree to divest) any of its respective businesses, product lines, assets, or capital stock or to take or agree to take (or cause any of its Subsidiaries or the Company to take or agree to take) any other action or agree (or cause any of its Subsidiaries or the Company to agree) to any limitation or restriction on any of its respective businesses, product lines, assets, or capital stock, or (ii) litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any Governmental Authority (A) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, or seeking to obtain from Acquirer or any of its Subsidiaries any damages in relation therewith; (B) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Acquirer or any of their respective affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Acquirer or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Acquirer or its Subsidiaries, in each case as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement; (C) seeking to directly or indirectly impose limitations on the ability of Acquirer or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock or any shares of common stock of the Surviving Corporation, including the right to vote the Company Common Stock or the shares of common stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively; or (D) seeking to (1) directly or indirectly prohibit Acquirer or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (2) directly or indirectly prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries immediately prior to the date of this Agreement.

5.5 Notification of Certain Matters. The Company shall give prompt notice to Acquirer, and Acquirer shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company, Acquirer or Spartacus I Merger Sub, respectively, contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (b) any failure of the Company, Acquirer or Spartacus I Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect any remedies available to the party receiving such notice.

5.6 Additional Documents and Further Assurances; Cooperation. Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things (including all action reasonably necessary to seek and obtain any and all consents, waivers and approvals of any Governmental or Regulatory Authority or Person required in connection with the Merger; provided, however, that Acquirer shall not be obligated to consent to any divestitures or operational limitations or activities in connection therewith and no party shall be obligated to make a payment of money as a condition to obtaining any such consent, waiver or approval) as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article 7 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

5.7 Company Repurchases. The Company will exercise any rights that mature between the date hereof and the Effective Time to repurchase any outstanding shares of Company Capital Stock at the price at which such shares were issued.

5.8 Intellectual Property. The Company shall give Acquirer prompt notice of any Person that shall have (a) commenced, or shall have notified the Company that it intends to commence, an Action or Proceeding or (b) provided the Company with notice, in either case which allege(s) that any of the Intellectual Property, including the Company Intellectual Property, presently embodied, or proposed to be embodied, in the Company’s products, infringes or otherwise violates the Intellectual Property rights of such Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property. The Company shall cooperate with Acquirer in making arrangements, prior to the Closing Date, satisfactory to Acquirer in its sole discretion to effect the assignment to the Company of all Intellectual Property created by the Company’s founders, employees and consultants, and to obtain the cooperation of such Persons to complete all appropriate patent filings related thereto. The Company shall take commercially reasonable actions to maintain, perfect, preserve or renew the Company Registered Intellectual Property, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates related thereto, and to promptly respond and prepare to respond to all requests, related to the Company Registered Intellectual Property, received from Governmental or Regulatory Authorities.

5.9 Expenses. All fees and expenses incurred in connection with the Merger including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses. Notwithstanding anything to the contrary contained in this Agreement, to the extent that Third

Party Expenses incurred by the Company (either on its behalf or on behalf of its shareholders) exceed $500,000 in the aggregate, such excess shall be deemed a Loss for the purposes of Article 6 and shall be immediately reimbursable to Acquirer in accordance with Article 6 (without regard to the Basket and without counting toward the Basket).

5.10 Public Disclosure. Unless otherwise required by Law (including federal and state securities laws) or, as to Acquirer, by the rules and regulations of the Nasdaq Stock Market, prior to the Effective Time, no public disclosure (whether or not in response to any inquiry) of the existence of any subject matter of, or the terms and conditions of, this Agreement shall be made by any party hereto unless approved by Acquirer and the Company prior to release; provided, however, that such approval shall not be unreasonably withheld or delayed.

5.11 Form S-8. As promptly as practicable following the Closing Date, Acquirer shall file a registration statement on Form S-8 registering the shares of Acquirer Common Stock issuable with respect to assumed Company Options to the extent the shares of Acquirer Common Stock issuable upon exercise of such Company Options qualify for registration on Form S-8.

5.12 Sale of Shares. The parties hereto acknowledge and agree that the shares of Acquirer Common Stock issuable to the Company’s shareholders pursuant to Section 1.7 shall constitute “restricted securities” within the meaning of Rule 144 under the Securities Act. The certificates for such shares of Acquirer Common Stock shall bear appropriate legends to identify such shares as being restricted under the Securities Act and, if applicable to comply with applicable state securities laws, to notice the restrictions on the transfer of such shares under such laws. The parties acknowledge that Acquirer is relying upon certain representations made by the shareholder in the Stockholder Certificates in substantially the form attached hereto as Exhibit G. The Company agrees to use all commercially reasonable efforts to cause all of its stockholders to make the representations set forth in the Stockholder Certificates.

5.13 Blue Sky Laws. Acquirer shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the shares of Acquirer Common Stock pursuant hereto. The Company shall use all reasonable efforts to assist Acquirer as may be reasonably necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the shares of Acquirer Common Stock pursuant hereto.

5.14 Form S-3. Immediately following the Effective Time, Acquirer shall file a registration statement on Form S-3 to register the Shareholder Stock Consideration (the “S-3 Registration Statement”).

5.15 Amendment to Option Agreements. Prior to but subject to the effectiveness of the First Merger, the Company shall use its best efforts (a) to cause each Assumed Option which was originally granted as an “Incentive Stock Option” within the meaning of Section 422 of the Code (the “Assumed ISOs”) to be amended to extend the exercise period of the Assumed ISOs to 120 days from the date of the optionees termination of service; provided, however, that such amendment shall not result in a violation of Section 409A of the Code, the Company Option Plan, the consent rights of the optionee, or any applicable securities or other laws and (b) to cause any Assumed Option granted in May 2007 to U.S. citizens or residents (or any other individual subject to the provisions of Section 409A) to comply with such section.

5.16 Conversion of Company Preferred Stock. The Company shall take all necessary steps to cause all issued and outstanding Company Preferred Stock to be converted into Company Common Stock prior to the Effective Time in accordance with the Articles of Incorporation of the Company.

5.17 Nasdaq Stock Market Listing of Additional Shares Application. Prior to the Effective Time, Acquirer shall, to the extent required by the rules of the Nasdaq Stock Market, file with the Nasdaq Stock Market such documents as may be required with respect to the shares of Acquirer Common Stock to be issued, and the shares of Acquirer Common Stock required to be reserved for issuance in connection with the Merger, to the effect that such shares may be traded immediately after the Effective Time.

5.18 Termination of 401(k) Plans. Unless Acquirer requests otherwise in writing, the board of directors of the Company shall adopt resolutions terminating, effective as of the day prior to the Closing Date, any Plan which is intended to meet the requirements of section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or any Subsidiary. At the Closing, the Company shall provide Acquirer (in a form previously reviewed and approved by Acquirer) (a) executed resolutions of the board of directors of the Company authorizing such termination and (b) an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

5.19 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the board of directors of the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

5.20 Company’s Auditors. The Company will use commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements if required) as required by Acquirer to comply with applicable SEC regulations, (b) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, and (c) the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Acquirer or its accountants.

5.21 Treatment as Reorganization. Neither Acquirer nor the Company shall take any action prior to the Closing, and Acquirer shall not take any action (and shall prevent the Final Surviving Corporation from taking any action) following the Closing that would cause the Mergers to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

5.22 Election of Shareholder Cash Consideration; Update of Spreadsheet. Within 24 hours following the determination of the Acquirer Stock Price, Acquirer shall notify the Company of the portion of the Merger Consideration to be paid in cash; as promptly as possible thereafter but in any event at least 24 hours prior to the Closing. Thereafter the Company shall provide an updated Spreadsheet (the “Updated Spreadsheet”) indicating, for each Person thereon: (i) the Per Share Cash Consideration and Per Share Stock Consideration to be received by each such Person; (ii) the amount of cash to be deposited into the Escrow Fund on account of such Person; (iii) the number of shares of Acquirer Common Stock into which any Company Option held by such Person will be exercisable after the Effective Time and the exercise price therefore; and (v) the Unassumed Optionholder Consideration.

5.23 Tax Matters. No election under Section 338(g) of the Code or under any comparable provisions of any other state, local or foreign Laws shall be made with respect to the acquisition of the Company by the Acquirer. Acquirer shall cause the Final Surviving Corporation to prepare and file in a timely manner all Tax Returns relating to the Company or the Final Surviving Corporation that relate to any Tax period ending on or before the Closing Date, including any Tax Returns for any Tax periods beginning before but ending after the Closing Date. Tax Returns of the Company not yet filed for any Tax period that begins on or before the Closing Date shall be prepared, and each item thereon treated, in a manner consistent with past practices employed with respect to the Company (except to the extent the Acquirer and/or the Final Surviving Corporation determines there is a reasonable basis for determining that a Tax Return should be prepared and filed or an item reported in a different manner). Promptly after the Effective Time, but in all cases within 5 Business Days thereafter, Acquirer shall cause the Second Merger to be consummated in accordance with this Agreement.

5.24 Directors’ and Officers’ Indemnification and Insurance.

(a) Acquirer shall, or shall cause the First-Step Surviving Corporation or the Final Surviving Corporation, as applicable, to fulfill and honor the obligation of the Company to the Company’s present and former directors and officers (the “Indemnified Directors and Officers”) pursuant to the terms of (i) the Company’s Articles of Incorporation and Bylaws and (ii) any indemnification agreements between the Company and the Indemnified Directors and Officers existing prior to the date hereof and provided or made available to Acquirer.

(b) This Section 5.24 (i) shall survive the consummation of each of the Mergers, (ii) is intended to benefit the Indemnified Directors and Officers and their respective heirs and (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer, the First-Step Surviving Corporation or the Final Surviving Corporation first arising after the Closing Date by contract or otherwise. This Section 5.24 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Director and Officer under this Section 5.24 without the written consent of such affected Indemnified Director and Officer.

(c) From the Effective Time until the sixth anniversary of the Effective Time, Acquirer shall, or shall cause the Final Surviving Corporation to, maintain in effect, for the benefit of the Company’s officers and directors with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Acquirer prior to the date of this Agreement (the “Existing D&O Policy”); provided, however, that (i) Acquirer or the Final Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage and (ii) Acquirer or Final Surviving Corporation shall not be obligated to make annual premium payments to the extent such premiums exceed 125% of the premiums paid as of the date hereof by the Company for such insurance (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, Acquirer or the Final Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Notwithstanding the foregoing, nothing in this Section 5.24(c) shall prevent Acquirer from purchasing a “tail” policy for the Existing D&O Policy.

5.25 Certain Employment Matters. Acquirer intends to extend offers of employment to certain individuals employed by the Company as of the date hereof (such employees, other than the Key Employees, being the “Continuing Employees”). Accordingly, prior to the Closing Date, Acquirer shall make an offer of continued “at-will” employment by Acquirer, the First-Merger Surviving Corporation or the Final Surviving Corporation, as applicable, to each of the Continuing Employees reflecting terms of employment no less favorable to such Continuing Employee taken as a whole than that his or her current terms of employment by the Company as of the date hereof.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; ESCROW PROVISIONS

6.1 Survival of Representations, Warranties, Covenants and Agreements. Each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument delivered pursuant to this Agreement. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not be affected by any investigation conducted for or on behalf of Acquirer with respect thereto or any knowledge acquired by Acquirer or its officers, directors, employees or agents as to the accuracy or inaccuracy of any such representation or warranty. Except for this Article 6 (which shall survive until the satisfaction of any other obligations described herein), and the (a) Specified Representations and (b) Losses set forth in Section 6.2(b)(i)(D) (which shall survive for a period of twenty-four (24) months from the Closing Date) all of the representations, warranties, covenants and agreements of the Company and Acquirer contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers and continue for twelve (12) months following the Closing Date (the “Expiration Date”). Any claims by Acquirer based upon fraud or willful misconduct or willful misrepresentation shall survive until the applicable statute of limitations.

6.2 Escrow Provisions.

(a) Establishment of the Escrow Fund. At Closing, the Escrow Amount will be deposited by Acquirer with the Escrow Agent, such deposit to constitute the “Escrow Fund”, to be governed by the terms set forth herein and in the Escrow Agreement. The portion of the Escrow Fund attributable to each shareholder of the Company shall be in proportion to the aggregate amount of Merger Consideration which such shareholder is entitled under Section 1.7. Each such shareholder shall be an “Escrow Participant” and collectively the “Escrow Participants”.

(b) Recourse to the Escrow Fund.

(i) Subject to the limitations set forth herein, Acquirer and its officers, directors, employees, agents, Affiliates and Associates (including the Company after the Effective Time and the Surviving Corporation; collectively, the “Acquirer Indemnitees”) shall be indemnified and held harmless by the Escrow Participants, severally but not jointly, from and against any and all Losses (whether or not involving a Third Party Claim) incurred by the Acquirer Indemnitees directly or indirectly as a result of:

(A) any inaccuracy or breach of a representation or warranty of the Company contained herein;

(B) any Third Party Expenses in excess of $500,000;

(C) any failure by the Company to perform or comply with any covenant contained herein;

(D) any Loss as a result of (i) any failure by the Company to comply with any state, federal or foreign securities laws, (ii) any violation by the Company of Section 409A of the Code or (iii) any failure by the Company to comply with Section 280G of the Code; or

(E) any cash paid by Acquirer or the First-Step Surviving Corporation after the Effective Time to holders of Company Capital Stock as to which appraisal rights have been properly exercised under the California Code (or any other applicable law) pursuant to a decision of a court of competent jurisdiction or otherwise in excess of what such shareholder would be entitled to receive hereunder (the “Excess Dissenting Share Payments”), notwithstanding Section 1.11.

(ii) The Escrow Fund shall be the sole remedy available to compensate the Acquirer Indemnitees for any and all such Losses and the Acquirer Indemnitees shall not be entitled to make any claims against any of the Escrow Participants in excess of the Escrow Amount except, in the case of (A) fraud, willful misconduct or willful misrepresentation by the Company or any Subsidiary, (B) a breach of a Specified Representation or (C) any Loss set forth in Section 6.2(b)(i)(D) above; provided, however, in the case of (A) fraud, willful misconduct or willful misrepresentation by the Company or any Subsidiary of the Company, the indemnification obligations of each Company shareholder shall continue to be several and not joint and shall be limited to one hundred percent (100%) of the portion of the Merger

Consideration actually received by such Company shareholder and (B) a breach of a Specified Representation or any Loss set forth in Section 6.2(b)(i)(D) above the indemnification obligations of each Company shareholder shall continue to be several and not joint and shall be limited to ten percent (10%) of the portion of the Merger Consideration actually received by such Company shareholder (inclusive of such Company shareholder’s pro rata contribution to the Escrow Amount but assuming for this purpose that the full amount of such contribution is ultimately released to such Company shareholder).

(iii) Except in the case of (A) Excess Dissenting Share Payments or (B) any Third Party Expenses in excess of $500,000, Acquirer may not make any claims against the Escrow Fund unless the aggregate Losses incurred or sustained exceed one hundred thousand dollars ($100,000) (the “Basket”) (at which such time claims may be made for all Losses incurred or sustained).

(iv) With respect to actions grounded in fraud, willful misconduct or willful misrepresentation, (A) the right of a party to be indemnified and held harmless pursuant to the indemnification provisions in this Agreement shall be in addition to and cumulative of any other remedy of such party at law or in equity and (B) no such party shall, by exercising any remedy available to it under this Article 6, be deemed to have elected such remedy exclusively or to have waived any other remedy, whether at law or in equity, available to it.

(c) Escrow Period; Distribution of Escrow Fund upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Pacific Time, on the Expiration Date (the period of time from the Effective Time through and including the Expiration Date is referred to herein as the “Escrow Period”); and all cash then- remaining in the Escrow Fund shall be distributed as set forth in this Section 6.2(c) and in the Escrow Agreement. Subject to the following requirements, the Escrow Agent shall release the Escrow Fund to the Escrow Participants on the Expiration Date less (i) any amounts paid to Acquirer prior to such date in accordance with this Article 6 and the Escrow Agreement, and (ii) any amount that is reasonably necessary, as reflected in documentation provided by Acquirer to the Shareholder Agent in good faith, to satisfy any unsatisfied claims (including costs of defense) concerning facts and circumstances existing prior to the Expiration Date which claims are specified in any Claim Notice delivered to the Escrow Agent in good faith prior to the Expiration Date. Deliveries of cash remaining in the Escrow Fund on the Expiration Date to the Escrow Participants pursuant to this Section 6.2(c) shall be made ratably in proportion to their respective contributions to the Escrow Fund.

(d) Protection of Escrow Fund. The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund with no greater care than it gives its own similar property in accordance with the terms of the Escrow Agreement and not as the property of Acquirer and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof and of the Escrow Agreement.

(e) Shareholder Agent; Power of Attorney.

(i) Teh-Tsung Lai shall be appointed as agent and attorney-in-fact (the “Shareholder Agent”) for and on behalf of the Escrow Participants, to give and receive notices and communications, to authorize delivery to Acquirer of cash from the Escrow Fund in satisfaction of claims by Acquirer, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholder Agent for the accomplishment of the foregoing. Such agency may be changed by the Escrow Participants from time to time upon not less than thirty (30) days prior written notice to Acquirer and the Shareholder Agent; provided, however, that the Shareholder Agent may not be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identity of a substituted Shareholder Agent. Any vacancy in the position of Shareholder Agent may be filled by approval of the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Shareholder Agent, and the Shareholder Agent shall not receive compensation for its services. Notices or communications to or from the Shareholder Agent pursuant to Section 9.1 hereof shall constitute notice to or from each of the shareholders of the Company.

(ii) The Shareholder Agent shall not incur any liability with respect to any action taken or suffered by it or omitted hereunder as Shareholder Agent while acting in good faith and in the exercise of reasonable judgment. The Shareholder Agent may, in all questions arising hereunder, rely on the advice of counsel or other appropriate advisors and for anything done, omitted or suffered in good faith by the Shareholder Agent based on such advice, the Shareholder Agent shall not be liable to anyone. The Shareholder Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement or the Voting Agreements against the Shareholder Agent.

(f) Actions of the Shareholder Agent. A decision, act, consent or instruction of the Shareholder Agent shall constitute a decision of all the Escrow Participants for whom a portion of the Escrow Amount otherwise issuable to them is deposited in the Escrow Fund and shall be final, binding and conclusive upon each of such Escrow Participants, and the Escrow Agent and Acquirer may rely upon any such decision, act, consent or instruction of the Shareholder Agent as being the decision, act, consent or instruction of every such Escrow Participant. The Escrow Agent and Acquirer are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Agent.

(g) Third-Party Claims. In the event Acquirer becomes aware of a third-party claim (a “Third Party Claim”) which Acquirer reasonably expects may result in a demand against the Escrow Fund, Acquirer shall notify the Shareholder Agent of such claim, and the Shareholder Agent, as representative for the Escrow Participants, shall be entitled, at their expense, to participate in any defense of such claim. Acquirer shall have the right in its sole discretion to settle any Third Party Claim; provided, however, that if Acquirer settles any Third Party Claim without the Shareholder Agent’s consent (which consent shall not be unreasonably withheld or delayed), such settlement shall not be dispositive in the event Acquirer makes a claim against the Escrow Fund with respect to the amount of Losses incurred by Acquirer in such settlement. In the event that the Shareholder Agent has consented to any such settlement, the Shareholder Agent shall have no power or authority to object under any provision of this Article 6 to the amount of any claim by Acquirer against the Escrow Fund with respect to the amount of Losses incurred by Acquirer in such settlement.

(h) Indemnification for Shareholder Agent. The Shareholder Agent is expressly authorized to rely upon the advice of advisors and agents. The Shareholder Agent shall be indemnified and held harmless by the Escrow Participants from and against any Losses that may be incurred by the Shareholder Agent arising out of or in connection with the acceptance or performance of the Shareholder Agent’s duties or the transactions contemplated by this Agreement or the Escrow Agreement, except as caused by the Shareholder Agent’s gross negligence or willful misconduct, including the legal costs and expenses of defending such Shareholder Agent against any claim or liability in connection with the acceptance or performance of the Shareholder Agent’s duties or the transactions contemplated by this Agreement or the Escrow Agreement (the “Shareholder Agent Expenses”). Following the termination of the Escrow Period and the resolution of all pending claims made by the Acquirer Indemnitees for Losses, the Shareholder Agent shall have the right to recover the Shareholder Agent Expenses from any remaining portion of the Escrow Fund prior to any distribution to the Escrow Participants, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Shareholder Agent Expenses actually incurred. Upon receipt of such certificate, the Escrow Agent shall pay such Shareholder Agent Expenses to the Shareholder Agent. The Shareholder Agent shall be entitled to reimbursement of any Shareholder Agent Expenses that are not reimbursed out of the Escrow Fund by the Escrow Participants on a several, but not joint and several basis. Acquirer shall not have any obligation or liability for such expenses, costs or losses or for payment of any fees of the Shareholder Agent.

(i) Treatment of Payments. To the extent permitted by law, the parties agree to treat payments made under this Article 6 as adjustments to the consideration paid for the sale and transfer of Company Capital Stock.

ARTICLE 7

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Governmental and Regulatory Approvals. Approvals from any Governmental or Regulatory Authority (if any) necessary for consummation of the transactions contemplated hereby shall have been timely obtained, except for any such approvals the failure of which to obtain would not have a material adverse effect on the business or condition of Acquirer or the Company; and any waiting period applicable to the consummation of the Merger under the HSR Act (other than with respect to the receipt of Acquirer Common Stock by a shareholder of the Company) or similar antitrust regulations of any state or foreign Governmental or Regulatory Authority shall have expired or been terminated.

(b) No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental or Regulatory Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated by the terms of this Agreement that would prohibit the consummation of the Merger or which would permit consummation of the Merger only if certain divestitures were made or if Acquirer were to agree to limitations on its business activities or operations.

(c) Shareholder Approval. The Required Shareholder Approvals shall have been obtained.

(d) Listing of Additional Shares. If required by applicable Nasdaq rules, the shares of Acquirer Common Stock issuable to shareholders of the Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq Stock Market upon official notice of issuance.

7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Acquirer and Spartacus I Merger Sub contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties, those subject to qualifications and exceptions referring to a “material adverse change in the Business or Condition of Acquirer or Spartacus I Merger Sub” or a “material adverse effect on Acquirer or Merger Sub” and other materiality qualifications and materiality exceptions contained in such representations and warranties shall be accurate in all respects.

(b) Performance. Acquirer and Spartacus I Merger Sub shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Acquirer and Spartacus I Merger Sub at or before the Closing.

(c) Officers’ Certificates. Acquirer and Spartacus I Merger Sub shall have delivered to the Company certificates, dated the Closing Date and executed by their respective Presidents and Chief Executive Officers, substantially in the form set forth in Exhibit H-1 hereto, and certificates, dated the Closing Date and executed by the Secretary of Acquirer and Spartacus I Merger Sub, substantially in the form set forth in Exhibit H-2 hereto.

(d) Legal Opinion. The Company shall have received a legal opinion from Pillsbury Winthrop Shaw Pittman LLP, counsel to Acquirer, as to the matters set forth in Exhibit J.

7.3 Additional Conditions to the Obligations of Acquirer and Spartacus I Merger Sub. The obligations of Acquirer and Spartacus I Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Acquirer:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date); provided, however, that, for purposes of determining the accuracy of such representations and warranties, (i) those subject to qualifications and exceptions referring to a “material adverse change in the Business or Condition of the Company” and other materiality qualifications and exceptions contained in such representations and warranties shall be accurate in all respects and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement (other than to reflect actions taken by the Company which are not in violation of the covenants of this Agreement) shall be disregarded.

(b) Performance. The Company shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(c) Officers’ Certificates. The Company shall have delivered to Acquirer a certificate, dated the Closing Date and executed by the President and Chief Executive Officer of the Company, substantially in the form set forth in Exhibit K-1 hereto, and a certificate, dated the Closing Date and executed by the Secretary of the Company, substantially in the form set forth in Exhibit K-2 hereto.

(d) Company Expenses Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall have furnished to Acquirer an itemized and complete list (the “Company Transaction Expenses Schedule”) that sets forth, as of the Closing Date, all estimated expenses of the Company incurred by the Company in connection with the negotiation and preparation of this Agreement, the Ancillary Agreements and the consummation of the Merger and other transactions contemplated hereby and thereby, including any amounts relating to any legal, accounting and any other transaction fees, whether accrued or previously paid, and including employee bonuses, and withholding taxes relating to such bonuses and option exercises in contemplation of the Closing (collectively, the “Company Transaction Expenses”). The Company shall deliver an updated Company Transaction Expenses Schedule on the Closing Date. The Company Transaction Expenses set forth on the Company Transaction Expenses Schedule shall not exceed the cash balance of the Company as of the Closing. Any Company Transaction Expenses (i) that are not set forth on the Company Transaction Expenses Schedule or (ii) in excess of $500,000 (any such unlisted or excess Company Transaction Expenses, the

“Excess Company Transaction Expenses”), shall be deemed to be a Loss for which Acquirer is entitled to indemnification pursuant to Section 6.2(b)) hereof, without regard to the Basket, and Acquirer may immediately recover from the Escrow Fund on a dollar-for-dollar basis the amount of such Excess Company Transaction Expenses.

(e) Third Party Consents. Acquirer shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers listed (or required to be listed) in Section 2.18 of the Disclosure Schedule, and that all such consents, approvals and waivers are in full force and effect.

(f) Legal Proceedings. No Governmental or Regulatory Authority shall have notified either party to this Agreement that such Governmental or Regulatory Authority intends to commence proceedings to restrain or prohibit the transactions contemplated hereby or force rescission, unless such Governmental or Regulatory Authority shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing Date.

(g) Legal Opinion. Acquirer shall have received a legal opinion from Orrick, Herrington & Sutcliffe LLP, legal counsel to the Company, as to the matters set forth in Exhibit L.

(h) Non-Competition Agreements. So long as Acquirer has delivered to each of the Key Employee’s his or her Employment Offer, then at least 10 of the 14 Key Employees shall have executed and delivered to Acquirer a Non-Competition Agreement in substantially the form attached hereto as Exhibit B (the “Non-Competition Agreement”) and each Non-Competition Agreement so required to be delivered shall be in full force and effect.

(i) Employees. The employees of the Company set forth on Schedule 7.3(i) (the “Key Employees”) shall have executed and delivered employment offer letters substantially in the form attached hereto as Exhibit C and reflecting the compensation terms set forth on Schedule 7.3(i) (the “Employment Offers”) and continue to be employed by the Company at the Closing and shall not have given any notice or other indication that they are not willing or do not intend to be employed by Acquirer or a subsidiary of Acquirer (as Acquirer shall designate), following the Merger or that they are not willing or do not intend to execute and deliver to Acquirer an Employment Offer and Acquirer’s standard form of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect. In addition, at least ninety percent (90%) of the Continuing Employees shall continue to be employed by the Company at the Closing and shall not have given any notice or other indication that they are not willing or do not intend to be employed by Acquirer or a subsidiary of Acquirer (as Acquirer shall designate) following the Merger and have executed and delivered to Acquirer Acquirer’s standard employment offer letter, standard form of Confidentiality and Invention Assignment Agreement and associated schedules and statements without amendment or modification thereto in any substantive respect.

(j) Resignations. Acquirer shall have received the resignations of the directors and officers of the Company to be effective immediately upon the Closing.

(k) Required Shareholder Approvals. The Required Shareholder Approvals shall have been obtained.

(l) Dissenters’ Rights. Holders of no more than 10% of the outstanding Company Capital Stock shall have exercised, or shall have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable law with respect to their Company Capital Stock by virtue of the First Merger.

(m) Private Securities Offering. If Acquirer has determined in its reasonable discretion that the proposed offer and sale of Acquirer Common Stock as contemplated by this Agreement does not qualify as an exempt private securities offering, (i) any and all actions deemed necessary by Acquirer in its sole discretion to restructure the Merger shall have been taken, including, but not limited to, any required board of directors and shareholder approval, and (ii) any amendments to this Agreement shall have been executed and delivered by the parties hereto such that the offer and sale of Acquirer Common Stock pursuant to this Agreement, as amended, shall qualify as an exempt private offering of securities.

(n) FIRPTA. The Company shall have (i) delivered to Acquirer a copy of a statement conforming with the requirements of Income Tax Regulations sections 1.897-2(h) and 1.1445-2(c)(3) and in substantially the form of Exhibit M, certifying that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code and (ii) provided to Acquirer, as agent for the Company, a form of notice to the Internal Revenue Service conforming with the requirements of Income Tax Regulations Section 1.897-2(h)(2), together with written authorization for Acquirer to deliver such notice to the Internal Revenue Service on behalf of the Company following the Effective Time.

(o) No Material Adverse Effect. There shall have occurred no material adverse effect on the Business or Condition of the Company since the date of execution of the Agreement.

(p) Company Intellectual Property. No Person shall have (i) commenced, or shall have notified either party to this Agreement that it intends to commence, an Action or Proceeding or (ii) provided the Company with notice, in either case which allege(s) that any of the Intellectual Property, including the Company Intellectual Property, presently embodied, or proposed to be embodied, in the Company’s products infringes or otherwise violates the Intellectual Property rights of such Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property; provided, however, that such Action or Proceeding is deemed in good faith by Acquirer to constitute, or to be reasonably likely to result in, a material adverse change in the Business or Condition of the Company.

(q) Assignment of Intellectual Property. Arrangements satisfactory to Acquirer in its reasonable discretion shall have been made to effect the assignment to the Company of all Intellectual Property created by the Company’s founders and substantially all of the employees and consultants, and to obtain the full cooperation of such Persons to complete and prosecute all appropriate U.S. and foreign patent filings related thereto.

(r) Shareholder Approval of Certain Payments. Prior to the Effective Time, the Company will use commercially reasonable efforts to seek a shareholder vote on the right of any “disqualified individual” (as defined in Section 280G of the Code) to receive or retain any and all payments that could be deemed “parachute payments” under Section 280G of the Code as a result of the First Merger, on the following terms and conditions interpreted in a manner which complies with Section 280G of the Code and the regulations thereunder: (i) the Company will obtain from any such disqualified individual a waiver of the right to receive any payments contingent on the First Merger solely to the extent required to comply with Section 280G of the Code and the regulations thereunder if the requisite shareholder approval pursuant to Section 280G(b)(5) of the Code is not obtained, and (ii) the Company will use commercially reasonable efforts to solicit timely shareholder approval in form and substance acceptable to Acquirer and pursuant to such disclosure as will be sufficient to satisfy the shareholder approval requirements of Section 280G(b)(5) of the Code as interpreted under the regulations, including the requirement that the First Merger not be contingent, or otherwise conditioned, on shareholder approval of waived payments.

(s) Certain Waivers and Actions. (i) All amendments subject to Section 5.15 shall have been executed and delivered to the Company and (ii) all outstanding Company Options shall have been amended as required under this Agreement.

(t) Termination of 401(k) Plan. If required by Acquirer, the Company shall have provided to Acquirer (i) executed resolutions of the board of directors of the Company authorizing the termination and (ii) an executed amendment to any 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of any 401(k) Plan will be maintained at the time of termination if such Plan has been adopted or is in existence.

(u) Company Warrants. All outstanding Company Warrants shall have been exercised or terminated prior to the Effective Time.

(v) Company Financial Statements. The Company shall have provided to Acquirer all audited financial statements and related auditor reports and consents necessary for the filing of the S-3 registration statement. In addition, the Company’s auditor shall have completed all necessary reviews of the Company’s quarterly financial statements under Statement of Auditing Standards 100.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a) by mutual agreement of the Company, Acquirer and Spartacus I Merger Sub;

(b) by Acquirer, Spartacus I Merger Sub or the Company if: (i) the Effective Time has not occurred before 5:00 p.m. (Pacific Time) on August 31, 2007 (provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Mergers; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Mergers by any Governmental or Regulatory Authority that would make consummation of the Mergers illegal;

(c) by Acquirer and Spartacus I Merger Sub if: (i) there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Mergers, by any Governmental or Regulatory Authority, which would (A) prohibit Acquirer’s or Spartacus I Merger Sub’s ownership or operation of all or any portion of the business of the Company or (B) compel Acquirer or Spartacus I Merger Sub to dispose of or hold separate all or any portion of the Assets and Properties of the Company as a result of the Mergers; or (ii) the Acquirer receives a Second Request;

(d) by Acquirer if it and Spartacus I Merger Sub are not in material breach of their respective representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to the Company (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.3, as the case may be, would not be satisfied prior to the Closing Date;

(e) by the Company if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquirer or Spartacus I Merger Sub and (i) Acquirer is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to Acquirer (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.2, as the case may be, would not be satisfied as of the Closing Date;

(f) by Acquirer and Spartacus I Merger Sub, if the Required Shareholder Approvals have not been obtained with respect to the approval of the First Merger, as applicable, in accordance with the California Code at any meeting (or any adjournment thereof) convened for the purpose of taking a vote with respect to the First Merger or, in any solicitation of shareholder written consents with respect to the First Merger, within twenty (20) days after the record date established for determining the shareholders of the Company entitled to consent;

(g) by Acquirer and Spartacus I Merger Sub, if, based on the Acquirer Stock Price, compliance with the requirement that (i) the Shareholder Cash Consideration not exceed fifty percent (50%) of the Merger Consideration and (ii) compliance with the requirement set forth in the proviso of the definition of Shareholder Stock Consideration, the aggregate number of shares of Acquirer Common Stock to be issued as Shareholder Stock Consideration and Option Stock

Consideration would result in the issuance of twenty percent (20%) or more of then outstanding shares of Acquirer Common Stock cannot be met; provided that Acquirer has first taken all reasonable steps in good faith to restructure the Mergers so as to satisfy such 20% limitation; and

(h) by Acquirer and Spartacus I Merger Sub, if (i) Acquirer shall not have received a Written Consent duly executed by each of the Major Shareholders by 1:30 p.m. Pacific Time on the date hereof or (ii) any Major Shareholder shall have revoked or attempted to revoke at any time after the date hereof and prior to the Effective Time a Written Consent; provided, however, such termination must occur immediately upon determination that such Written Consents will not be delivered on the date hereof.

8.2 Effect of Termination. Other than as set forth in this Section 8.2, in the event of a valid termination of this Agreement as provided in Section 8.1:

(a) this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, Spartacus I Merger Sub or the Company, or their respective officers, directors or shareholders or Affiliates or Associates; provided, however, that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 5.3, 5.9, 8.2 and Article 9 (exclusive of Section 9.3) and the applicable definitions set forth in Article 10 shall remain in full force and effect and survive any termination of this Agreement; and

(b) the Company and Acquirer agree to enter into a secured debt financing of $15 million, having a term of two (2) years and accruing interest at the prime rate, which, in the sole discretion of Acquirer, can be converted at any time into shares of the Company Preferred Stock (with the same rights, preferences and privileges of any issued series of Company Preferred Stock as elected by the Acquirer and with such other terms as Acquirer may reasonably request) (the “Debt Financing”); provided, however, if such termination is (i) due to or arising out of any willful failure by the Company to fulfill any obligation hereunder, or (ii) pursuant to Section 8.1(b)(ii), 8.1(b)(iii), 8.1(c), 8.1(d), 8.1(f) or 8.1(h), Acquirer shall not be obligated to enter into the Debt Financing. In the event Acquirer elects to convert such debt into Company Preferred Stock, the number of shares of Company Preferred Stock to be received by Acquirer shall be determined based on a pre-money valuation of the Company on a fully-diluted basis equal to the lower of (i) the pre-money valuation of the next round of financing or (ii) of $175 million immediately prior to conversion.

8.3 Amendment. Except as is otherwise required by applicable law after the shareholders of the Company approve the Merger and this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided, however, that the consent of the Shareholder Agent and the Escrow Agent shall not be required in connection with any amendment to this Agreement that does not affect the rights and obligations of the Shareholder Agent or the Escrow Agent, as applicable.

8.4 Extension; Waiver. At any time prior to the Effective Time, Acquirer, Merger Subsidiaries and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by internationally recognized overnight courier prepaid, to the parties at the following addresses or facsimile numbers:

If to Acquirer or Merger Sub to:	SiRF Technology Holdings, Inc. 217 Devcon Drive San Jose, CA 95112 Facsimile No.: (408) 453-7247 Attn: Chief Financial Officer

with a copy (which shall not constitute notice) to:	Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto CA 94304 Facsimile No.: (650) 233-4545 Attn: Allison Leopold Tilley, Esq.

If to the Company to:	Centrality Communications, Inc. 900 Island Drive, Suite 170 Redwood City, CA 94065 Facsimile No.: (650) 508-8016 Attn: Chief Financial Officer and Chief Executive Officer

with a copy (which shall not constitute notice) to:	Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 Facsimile No.: (650) 614-7401 Attn: John V. Bautista

If to the Shareholder Agent:	Teh-Tsung Lai 5201 Great America Parkway, Suite 270 Santa Clara, CA 95054 Facsimile No.: (408) 894-7939

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 9.1, be deemed given upon facsimile confirmation, and (c) if delivered by overnight courier to the address as provided in this Section 9.1, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.1). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

9.2 Entire Agreement. This Agreement and the Exhibits and Schedules hereto, including the Disclosure Schedule, constitute the entire Agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement or the Closing in accordance with its terms.

9.3 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, the parties shall execute and deliver to the other party such other documents and instruments, provide such materials and information and take such other actions as the other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other party to fulfill its obligations under this Agreement and the transactions contemplated hereby. Each party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the Merger to be satisfied.

9.4 Remedies. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

9.5 Third Party Beneficiaries. Except as otherwise set forth in Section 5.24, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity under Article 6.

9.6 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.7 Governing Law. This Agreement, the Ancillary Agreements and any other closing documents shall be governed by and construed in accordance with the domestic laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

9.8 Arbitration.

(a) Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the rules then effect of the Judicial Arbitration and Mediation Services, Inc. The arbitration tribunal shall be composed of three arbitrators. The place of arbitration shall be in California.

(b) In arbitral proceedings, Acquirer and the Company each shall appoint one arbitrator and the two arbitrators so selected shall select a third arbitrator. The third arbitrator shall chair the arbitration. Where there are multiple parties on either side, the multiple parties, jointly, shall appoint one arbitrator. If such multiple parties are respondent and would fail to make such joint appointment within 30 days from receipt of the notice with request for arbitration, the Judicial Arbitration and Mediation Services, Inc. shall make the appointment for that side.

(c) Unless otherwise required by law (including, without limitation, securities laws) or, as to Acquirer, the rules and regulations of the Nasdaq Stock Market, the parties to this Agreement undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Subject to the limitations described in this Section 9.8(c), information covered by the confidentiality undertaking in this Section 6.8(c) may not, in any form, be disclosed by either party to a third party without the prior written consent of the other party.

9.9 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except where this Agreement specifically provides for arbitration, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

ARTICLE 10

DEFINITIONS

10.1 Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Acquirer” has the meaning ascribed to it in the forepart of this Agreement.

“Acquirer Common Stock” means shares of Common Stock, par value $0.0001 per share, of Acquirer.

“Acquirer Financial Statements” has the meaning ascribed to it in Section 3.4.

“Acquirer Indemnitees” has the meaning ascribed to it in Section 6.2(b)(i).

“Acquirer Stock Price” has the meaning ascribed to it in Section 1.7(a)(i).

“Actions or Proceedings” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

“Affiliate” means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls (i) ten percent (10%) or more of any class of equity securities of that Person or any of its Affiliates or (ii) ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates, or (c) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger, including (unless the context otherwise requires) the Exhibits and the Disclosure Schedules and the certificates and instruments delivered in connection herewith, or incorporated by reference, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Agreement of Merger” has the meaning ascribed to it in Section 1.1.

“Ancillary Agreements” has the meaning ascribed to it in Section 2.2.

“Approval” means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an executive officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Assumed ISOs” has the meaning ascribed to it in Section 5.15.

“Assumed Option” has the meaning ascribed to it in Section 1.7(f)(i).

“Assumed Option Number” has the meaning ascribed to it in Section 1.7(a)(ii).

“Basket” has the meaning ascribed thereto in Section 6.2(b)(iii).

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Business or Condition of a Person, including financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person is a party, (b) any sale, dividend, split or other disposition of any capital stock or other equity interests of such Person (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or upon the exercise of options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement), (c) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction, (d) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person (including by way of exclusive license or joint venture formation, but excluding non-exclusive licenses in connection with the sale of Company products in the ordinary course of business consistent with past practice) or (e) the entering into of any agreement or understanding, the granting of any rights or options, with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in San Francisco, California are authorized or obligated to close.

“Business or Condition of Acquirer or Spartacus I Merger Sub” means the business, condition (financial or otherwise), results of operations or Assets and Properties of Acquirer.

“Business or Condition of the Company” means the business, condition (financial or otherwise), results of operations or Assets and Properties of the Company.

“California Code” means the California Corporations Code and all amendments thereto.

“Claim Notice” means a written notice delivered to the Escrow Agent and Shareholder Representative in accordance with Section 8.2 of the Escrow Agreement setting forth claims against the Escrow Amount for indemnification by any Acquirer Indemnitee.

“Closing” means the closing of the transactions contemplated by Section 1.2(a).

“Closing Date” has the meaning ascribed to it in Section 1.2(a).

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning ascribed to it in the forepart of this Agreement.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Equity Awards” means all Company Options, Company Warrants, Company Stock Purchase Rights and any other right to purchase or any security convertible into shares of Company Capital Stock.

“Company Financials” has the meaning ascribed to it in Section 2.4(a).

“Company Fully Diluted Number” has the meaning ascribed to it in Section 1.7(a)(iii).

“Company Intellectual Property” shall mean any Intellectual Property that (a) is owned by; (b) is licensed to; (c) was developed or created by or for the Company or (d) is used in or necessary for the conduct of the business of the Company as presently or heretofore conducted or as proposed to be conducted solely as disclosed in the Operating Plan, including any Intellectual Property created by any of the Company’s founders, employees, independent contractors or consultants for or on behalf of the Company.

“Company Option(s)” means any Option to purchase Company Common Stock.

“Company Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by, filed in the name of, assigned to or applied for by, the Company.

“Company Series A Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Series B Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Series C Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Series D Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Series D-1 Preferred Stock” has the meaning ascribed to it in Section 2.3(a).

“Company Shareholder Action” has the meaning ascribed to it in Section 5.1.

“Company Shareholders Meeting” has the meaning ascribed to it in Section 2.32.

“Company Stock Number” has the meaning ascribed to it in Section 1.7(a)(iv).

“Company Stock Plan” has the meaning ascribed to it in Section 2.3(d).

“Company Stock Purchase Right” means a right to purchase Company Capital Stock, other than Company Options and Company Warrants, listed in Section 2.3 of the Disclosure Schedule.

“Company Transaction Expenses” has the meaning ascribed to it in Section 7.3(d).

“Company Transaction Expenses Schedule” has the meaning ascribed to it in Section 7.3(d).

“Company Warrants” means any and all warrants to purchase Company Capital Stock, including the warrants listed in Section 2.3 of the Disclosure Schedule.

“Competing Proposed Transaction” has the meaning ascribed to it in Section 4.2.

“Confidentiality Agreement” has the meaning ascribed to it in Section 5.3.

“Continuing Employee” has the meaning ascribed to it in Section 5.25.

“Contract” means any legally binding agreement, lease, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or business arrangement (whether written or oral).

“Controlled Group” has the meaning ascribed to it under the term “Plan” in this Section 10.1.

“Current Balance Sheet” has the meaning ascribed to it in Section 2.4.

“Debt Financing” has the meaning ascribed to it in Section 8.2(b).

“Disclosure Schedule” means the schedules delivered to Acquirer by or on behalf of the Company, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein in connection with the representations and warranties made by the Company in Article 2 or otherwise.

“Dissenting Shares” has the meaning ascribed to it in Section 1.11(a).

“Effective Time” has the meaning ascribed to it in Section 1.2(a).

“Employment Offers” has the meaning ascribed to it in Section 7.3(i).

“Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environment” means air, surface water, ground water, or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish, biota or other natural resources.

“Environmental Law” means any federal, state, local or foreign environmental, health and safety or other Law relating to of Hazardous Materials, including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the California Safe Drinking Water and Toxic Enforcement Act.

“Environmental Permit” means any permit, license, approval, consent or authorization required under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued by or entered into with a Governmental or Regulatory Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” has the meaning ascribed to it in Section 1.16.

“Escrow Agreement” has the meaning ascribed to it in Section 1.16.

“Escrow Amount” has the meaning ascribed to it in Section 1.7(a)(v).

“Escrow Fund” has the meaning ascribed to it in Section 6.2(a).

“Escrow Participant” has the meaning ascribed to it in Section 6.2(a).

“Escrow Period” has the meaning ascribed to it in Section 6.2(c).

“Excess Company Transaction Expenses” has the meaning ascribed to it in Section 7.3(d).

“Exchange Agent” has the meaning ascribed to it in Section 1.12(a).

“Expiration Date” has the meaning ascribed to it in Section 6.1.

“Export Approvals” has the meaning ascribed to it in Section 2.22(a).

“FCPA” has the meaning ascribed to it in Section 2.23.

“Final Surviving Corporation” has the meaning ascribed to it in Section 1.1.

“First Merger” has the meaning ascribed to it in Recital A.

“First-Step Surviving Corporation” has the meaning ascribed to it in Section 1.1.

“FASB” means the Financial Accounting Standards Board.

“Foreign Employee Plans” has the meaning ascribed to it in Section 2.11(y).

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision, and shall include any stock exchange, quotation service and the Nasdaq Stock Market.

“Hazardous Material” means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law; or (c) any other chemical, material, substance, pollutant or waste which is regulated by any Governmental or Regulatory Authority or which could constitute a nuisance.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

“Indemnified Directors and Officers” has the meaning ascribed to it in Section 5.24(a).

“Information Statement” has the meaning ascribed to it in Section 2.32.

“Intellectual Property” means all trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, patents and patent rights, utility models and utility model rights, copyrights, mask work rights, brand names, trade dress, product designs, product packaging, business and product names, logos, slogans, rights of publicity, trade secrets, inventions (whether patentable or not), invention disclosures, improvements, processes, formulae, industrial models, processes, designs, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, and all related technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, utility models, trademarks, service marks and copyrights, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files and other media on which any of the foregoing is stored.

“Interim Financial Statements” means the unaudited balance sheet of the Company as of May 31, 2007, and the related unaudited income statement and statement of cash flows for May 31, 2007.

“Investment Assets” means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company.

“IRS” means the United States Internal Revenue Service or any successor entity.

“Key Employees” has the meaning ascribed to it in Section 7.3(i).

“Knowledge” means, as to the Company, the actual knowledge of the Company’s Chief Executive Officer, Chief Technology Officer and Chief Financial Officer and anything such officers would reasonably be expected to know if such person had conducted a diligent investigation including a diligent review of any information they believe to be relevant and conducting inquiries of the Company’s senior management and employees who would reasonably be expected to have actual knowledge of the matter in question.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Leased Property” has the meaning ascribed to it in Section 2.7(b).

“Leased Real Property” has the meaning ascribed to it in Section 2.7(b).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental or Regulatory Authority or any arbitrator or arbitration panel.

“Legal Requirements” means any U.S. federal, state, local, municipal or other (and any non-U.S.) law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NASDAQ Stock Market).

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person, whether absolute, accrued, asserted or unasserted, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

“License” means any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property (including any covenants not to sue with respect to any Intellectual Property).

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

“Loss(es)” means any and all damages, fines, fees, Taxes, penalties, deficiencies, losses (including lost profits or diminution in value) and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment (such fees and expenses to include all fees and expenses, including fees and expenses of attorneys, incurred in connection with (a) the investigation or defense of any Third Party Claims or (b) asserting or disputing any rights under this Agreement against any party hereto or otherwise), net of any insurance proceeds actually received (without any adverse effect on the premiums paid for such insurance) or proceeds received by virtue of third party indemnification.

“Major Shareholders” has the meaning ascribed to it in Recital D.

“material” or “materially adverse” or having a “material adverse effect” has the meaning ascribed to it in Section 2.26.

“Mergers” has the meaning ascribed to it in Recital A.

“Merger Consideration” has the meaning ascribed to it in Section 1.7(a)(i).

“Merger Subsidiaries” has the meaning ascribed to it in the forepart of this Agreement.

“Non-Affiliate Plan Fiduciary” has the meaning ascribed to it in Section 2.11(n).

“Non-Competition Agreement” has the meaning ascribed to it in Section 7.3(h).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract (other than the Company Preferred Stock) that gives the right to (a) purchase or otherwise receive or be issued any shares of capital stock or other equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of such Person or (b) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock or other equity interests of such Person, including any rights to participate in the equity, income or election of directors or officers of such Person.

“Optionholder Stock Consideration” has the meaning ascribed to it in Section 1.7(a)(vii).

“Operating Plan” has the meaning ascribed to it in Section 2.28(b).

“Permitted Indebtedness” means the Company’s Indebtedness as set forth on Attachment A to the Disclosure Schedule.

“Permitted Liens” means (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (v) statutory purchase money liens.

“Per Option Share Amount” has the meaning ascribed to it in Section 1.7(a)(ix).

“Per Share Consideration” has the meaning ascribed to it in Section 1.7(a)(xi).

“Per Share Cash Consideration” has the meaning ascribed to it in Section 1.7(a)(x).

“Per Share Consideration” has the meaning ascribed to it in Section 1.7(a)(xi).

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Per Unassumed Option Cash Consideration” has the meaning ascribed to it in Section 1.7(a)(xiii).

“Plan” means each employee benefit or compensation plan, agreement, policy, program or arrangement covering present or former employees, officers and directors of, and advisors and consultants to, the Company, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, stock purchase, stock option or any other stock-based award, profit sharing, fringe benefit, post-retirement health, health, life, vision and/or dental insurance coverage (including any self-insured arrangement), disability benefit, supplemental unemployment benefit, vacation benefit, change in control, retention, severance, termination pay, bonus and deferred compensation plans, agreements or funding arrangements (collectively, the “Plans”), whether written or oral and whether sponsored, maintained or contributed to by (i) the Company or (ii) any other organization that is a member of a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (the “Controlled Group”).

“PRC” has the meaning ascribed to it in Section 2.11(x).

“PTO” means the United States Patent and Trademark Office.

“Registered Intellectual Property” shall mean all United States, international and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, other registrations or applications to trademarks or service marks, or trademarks or service marks in which common law rights are owned or otherwise controlled; (c) registered copyrights and applications for copyright registration; (d) any mask work registrations and applications to register mask works; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.

“Representatives” has the meaning ascribed to it in Section 2.30.

“Required Shareholder Approvals” means the affirmative vote of the holders of (i) a majority of the outstanding shares of Company Capital Stock, voting together as a separate class on an as-converted basis, (ii) a majority of the outstanding shares of Company Common Stock, voting as a separate class, (iii) at least fifty-five percent (55%) of the outstanding shares of Company Series C Preferred Stock, voting as a separate class on an as-converted basis, and (iv) at least fifty-five percent (55%) of the outstanding shares of Company Preferred Stock, voting together as a separate class on an as-converted basis, to approve the Mergers, this Agreement and the transactions contemplated hereby as required under the California Code.

“R.O.C.” means the Republic of China.

“S-3 Registration Statement” has the meaning ascribed to it in Section 5.14.

“SEC” means the Securities and Exchange Commission or any successor entity.

“SEC Documents” means, with respect to any Person, each report, schedule, form, statement or other document filed or required to be filed with the SEC by such Person pursuant to section 13(a) of the Exchange Act.

“Second Effective Time” has the meaning ascribed to it in Section 1.2(b).

“Second Merger” has the meaning ascribed to it in Recital A.

“Second Request” has the meaning ascribed to it in Section 5.4(b).

“Second Step Agreement of Merger” has the meaning ascribed to it in Section 1.1.

“Securities Act” has the meaning ascribed to it in Section 1.13.

“Shareholder Agent” has the meaning ascribed to it in Section 6.2(e)(i).

“Shareholder Agent Expense” has the meaning ascribed to it in Section 6.2(1).

“Shareholder Cash Consideration” has the meaning ascribed to it in Section 1.7(a)(x).

“Shareholder Stock Consideration” has the meaning ascribed to it in Section 1.7(a)(xv).

“Source Code” has the meaning ascribed to it in Section 2.9(q).

“Spartacus I Merger Sub” has the meaning ascribed to it in the forepart of this Agreement.

“Spartacus II Merger Sub” has the meaning ascribed to it in the forepart of this Agreement.

“Specified Representation” means the representations of the Company set forth in Sections 2.3(a), 2.3(b), 2.3(c) and 2.19.

“Spreadsheet” has the meaning ascribed to it in Section 2.3(b).

“Subsidiary” means any Person in which the Company, directly or indirectly through subsidiaries or otherwise, beneficially owns at least twenty percent (20%) of either the equity interest in, or the voting control of, such Person, whether or not existing on the date hereof.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States, including Chapter 13 of the California Code.

“Tax(es)” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (a) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (b) any liability for the payment of amounts referred to in (a) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (c) any liability for amounts referred to in (a) or (b) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person.

“Tax Returns” means all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

“Third Party Claim” has the meaning ascribed to it in Section 6.2(g).

“Third Party Expenses” has the meaning ascribed to it in Section 5.9.

“Total Shareholder Consideration” has the meaning ascribed to it in Section 1.7(a)(vii).

“Unassumed Option” has the meaning ascribed to it in Section 1.7(f)(iv).

“Unassumed Optionholder Consideration” has the meaning ascribed to it in Section 1.7(a)(xvii).

“Unassumed Option Number” has the meaning ascribed to it in Section 1.7(a)(xix).

“Updated Spreadsheet” has the meaning ascribed to it in Section 5.22.

“Warranty Obligation” has the meaning ascribed to it in Section 2.17(a).

“Welfare Plan” has the meaning ascribed to it in Section 2.11(j).

“Written Consent” has the meanings ascribed to it in Section 5.1.

IN WITNESS WHEREOF, Acquirer, each of the Merger Subsidiaries, and the Company, and with respect to Article 6 and Article 9 only, the Shareholder Agent, have caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

CENTRALITY COMMUNICATIONS, INC.		SiRF TECHNOLOGY HOLDINGS, INC.

By	/s/ Rob Baxter	By	/s/ Geoffrey Ribar
Name:	Rob Baxter	Name:	Geoffrey Ribar
Title:	President and Chief Executive Officer	Title:	Chief Financial Officer

SPARTACUS I ACQUISITION CORP.		SPARTACUS II ACQUISITION CORP.

By	/s/ Geoffrey Ribar	By	/s/ Geoffrey Ribar
Name:	Geoffrey Ribar	Name:	Geoffrey Ribar
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

TEH-TSUNG LAI, as SHAREHOLDER AGENT

By:	/s/ Teh-Tsung Lai

MERGER AGREEMENT SIGNATURE PAGE